UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

INDEX

Interim CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)	4
Interim CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)	5
Interim CONSOLIDATED STATEMENT OF INCOME	6
Interim CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	7
Interim CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	8
InterimCONSOLIDATED STATEMENT OF CASH FLOW	9
Note 1 General Information	10
Note 2 Summary of significant accounting policies	19
2.1 Basis of preparation	19
2.2 Basis of consolidation	20
2.3 Financial information as per operating segments	21
2.4 Foreign currency and adjustment units	21
2.5 Cash and cash equivalents	24
2.6 Other financial assets	24
2.7 Financial instruments	24
2.8 Financial asset impairment	26
2.9 Inventories	26
2.10 Current biological assets	27
2.11 Other non-financial assets	27
2.12 Property, plant and equipment	27
2.13 Leases	28
2.14 Investment properties assets	28
2.15 Intangible assets other than goodwill	28
2.16 Goodwill	29
2.17 Impairment of non-financial assets other than goodwill	29
2.18 Non-current assets of disposal groups classified as held for sale	30
2.19 Income taxes	30
2.20 Employees benefits	30
2.21 Provisions	31
2.22 Revenue recognition	31
2.23 Commercial agreements with distributors and supermarket chains	32
2.24 Cost of sales of products	32
2.25 Other incomes by function	32
2.26 Other expenses by function	32
2.27 Distribution expenses	32
2.28 Administrative expenses	32
2.29 Environment liabilities	32
Note 3 Estimates and application of professional judgment	33
Note 4 Accounting changes	33
Note 5 Risk Administration	34
Note 6 Financial Information as per operating segments	41
Note 7 Financial Instruments	47
Note 8 Cash and cash equivalents	54
Note 9 Other non-financial assets	59
Note 10 Trade and other receivables	60

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

ASSETS	Notes	As of March 31, 2022	As of December 31, 2021
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	742,082,429	265,568,125
Other financial assets	7	14,137,987	23,851,496
Other non-financial assets	9	29,874,922	29,330,418
Trade and other current receivables	10	333,712,709	372,995,729
Accounts receivable from related parties	11	6,757,563	5,307,264
Inventories	12	406,541,973	353,427,061
Biological assets	13	9,985,060	12,546,705
Current tax assets	25	37,904,528	26,062,856
Total current assets other than non-current assets of disposal groups classified as held for sale		1,580,997,171	1,089,089,654
Non-current assets of disposal groups classified as held for sale	14	2,272,983	2,282,720
Total Non-current assets of disposal groups classified as held for sale		2,272,983	2,282,720
Total current assets		1,583,270,154	1,091,372,374

Non-current assets
Other financial assets	7	38,434,275	31,252,095
Other non-financial assets	9	7,282,513	8,266,355
Trade and other non-current receivables	10	3,579,716	3,801,244
Accounts receivable from related parties	11	42,506	104,197
Investments accounted for using equity method	16	136,104,358	138,114,480
Intangible assets other than goodwill	17	150,440,863	151,943,693
Goodwill	18	129,563,387	131,172,835
Property, plant and equipment (net)	19	1,211,838,813	1,222,261,454
Investment property	20	9,416,611	9,551,614
Right of use assets	22	29,577,472	28,335,983
Deferred tax assets	25	25,289,160	30,571,219
Non-current tax assets	25	2,671	3,094
Total non-current assets		1,741,572,345	1,755,378,263
Total Assets		3,324,842,499	2,846,750,637

F-4
The accompanying notes 1 to 36 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

LIABILITIES AND EQUITY	Notes	As of March 31, 2022	As of December 31, 2021
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	112,134,554	101,426,359
Current lease liabilities	22	6,703,534	6,152,361
Trade and other current payables	23	481,113,715	515,522,729
Accounts payable to related parties	11	29,304,465	26,208,319
Other current provisions	24	2,337,344	2,544,973
Current tax liabilities	25	36,252,377	35,066,792
Provisions for employee benefits	26	28,293,591	50,677,101
Other non-financial liabilities	27	123,363,891	43,516,630
Total current liabilities		819,503,471	781,115,264
Non-current liabilities
Other financial liabilities	21	928,165,864	458,269,843
Non-current lease liabilities	22	29,067,283	29,009,023
Trade and other non-current payables	23	27,754	29,457
Other non-current provisions	24	437,983	451,079
Deferred tax liabilities	25	117,904,844	118,085,671
Provisions for employee benefits	26	34,688,249	34,274,997
Total non-current liabilities		1,110,291,977	640,120,070
Total liabilities		1,929,795,448	1,421,235,334

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(101,056,957)	(87,255,912)
Retained earnings		816,233,248	832,180,798
Total equity attributable to equity holders of the parent		1,277,869,637	1,307,618,232
Non-controlling interests	29	117,177,414	117,897,071
Total Shareholders' Equity		1,395,047,051	1,425,515,303
Total Liabilities and Shareholders' Equity		3,324,842,499	2,846,750,637

F-5
The accompanying notes 1 to 36 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the three-month periods ended as of March 31,
		2022	2021
		ThCh$	ThCh$
Net sales	6	700,464,930	569,639,456
Cost of sales	30	(376,740,253)	(280,270,893)
Gross margin		323,724,677	289,368,563
Other income by function	31	814,593	4,561,577
Distribution costs	30	(122,682,669)	(95,679,199)
Administrative expenses	30	(35,449,088)	(32,461,710)
Other expenses by function	30	(60,512,679)	(66,040,260)
Other gains (losses)	32	(8,991,582)	(1,040,928)
Income from operational activities		96,903,252	98,708,043
Finance income	33	6,348,294	3,352,770
Finance costs	33	(12,718,817)	(7,168,197)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(564,640)	(596,475)
Gains (losses) on exchange differences	33	1,594,225	(1,387,312)
Result as per adjustment units	33	(3,591,675)	67,942
Income before taxes		87,970,639	92,976,771
Income tax expense	25	(17,564,609)	(23,531,533)
Net income of period		70,406,030	69,445,238

Net income attributable to:
Equity holders of the parent		64,544,464	64,383,871
Non-controlling interests	29	5,861,566	5,061,367
Net income of period		70,406,030	69,445,238
Basic earnings per share (Chilean pesos) from:
Continuing operations		174.68	174.24
Diluted earnings per share (Chilean pesos) from:
Continuing operations		174.68	174.24

F-6
The accompanying notes 1 to 36 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the three-month periods ended as of March 31,
		2022	2021
		ThCh$	ThCh$
Net income of period		70,406,030	69,445,238
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	(404,392)	(297,930)
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		(404,392)	(297,930)
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	(17,868,759)	2,026,161
Gains (losses) on cash flow hedges	28	2,758,650	1,121,345
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		(15,110,109)	3,147,506
Other comprehensive income (loss), before tax		(15,514,501)	2,849,576
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	108,178	80,441
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		108,178	80,441
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	(744,836)	(302,763)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period		(744,836)	(302,763)
Total other comprehensive income (loss)		(16,151,159)	2,627,254
Comprehensive income		54,254,871	72,072,492
Comprehensive income attributable to:
Equity holders of the parent (1)		50,743,419	64,539,700
Non-controlling interests		3,511,452	7,532,792
Total Comprehensive income		54,254,871	72,072,492
(1)	Correspond to the income for the period in the event that no income or expense had been recorded directly against shareholders' equity.

F-7
The accompanying notes 1 to 36 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends according to policy (3)	-	-	-	-	-	-	(32,191,935)	(32,191,935)	-	(32,191,935)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(2,970,915)	(2,970,915)
Total comprehensive income (loss) (6)	-	(480,436)	816,913	(180,648)	-	155,829	64,383,871	64,539,700	7,532,792	72,072,492
Total changes in equity	-	(480,436)	816,913	(180,648)	-	155,829	8,153,868	8,309,697	4,561,877	12,871,574
AS OF MARCH 31, 2021 (Unaudited)	562,693,346	(154,455,494)	4,114,786	(9,206,823)	(28,220,816)	(187,768,347)	929,959,153	1,304,884,152	116,806,097	1,421,690,249
Balances as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends (2)	-	-	-	-	-	-	(73,900,574)	(73,900,574)	-	(73,900,574)
Interim dividends according to policy (3)	-	-	-	-	-	-	(25,680,792)	(25,680,792)	-	(25,680,792)
Eventual dividends (4)	-	-	-	-	-	-	(165,167,784)	(165,167,784)	-	(165,167,784)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(16,003,620)	(16,003,620)
Total comprehensive income (loss) (6)	-	102,229,659	1,812,733	3,580,153	-	107,622,545	199,162,731	306,785,276	26,909,648	333,694,924
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(6,954,281)	(6,954,281)	-	(6,954,281)	(5,253,177)	(12,207,458)
Total changes in equity	-	102,229,659	1,812,733	3,580,153	(6,954,281)	100,668,264	(89,624,487)	11,043,777	5,652,851	16,696,628
AS OF DECEMBER 31, 2021 (Audited)	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Balances as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	-	-	-	-	-	-	(48,219,782)	(48,219,782)	-	(48,219,782)
Interim dividends according to policy (3)	-	-	-	-	-	-	(32,272,232)	(32,272,232)	-	(32,272,232)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(4,231,109)	(4,231,109)
Total comprehensive income (loss) (6)	-	(15,545,397)	1,874,753	(267,270)	136,869	(13,801,045)	64,544,464	50,743,419	3,511,452	54,254,871
Total changes in equity	-	(15,545,397)	1,874,753	(267,270)	136,869	(13,801,045)	(15,947,550)	(29,748,595)	(719,657)	(30,468,252)
AS OF MARCH 31, 2022	562,693,346	(67,290,796)	6,985,359	(5,713,292)	(35,038,228)	(101,056,957)	816,233,248	1,277,869,637	117,177,414	1,395,047,051

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to interim dividend N° 262 paid on October 29, 2021, as agreed at the Ordinary Board of Directors' Meeting held on October 6th 2021.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 28 - Common Shareholders’ Equity) and the interim dividends declared or payed as of December 31 of each year.
(4)	Corresponds to eventual dividend No. 263 that was paid on December 3, 2021, against retained earnings (Note 28 - Equity attributable to owners of the parent company).
(5)	Mainly related to dividends of Non-controlling interest.
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 – General information, letter C, number (3) and (4).
F-8
The accompanying notes 1 to 36 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the three-month periods ended as of March 31,
		2022	2021
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		991,584,286	770,790,208
Other proceeds from operating activities		1,700,751	3,567,752
Classes of cash payments from operating activities:
Payments of operating activities		(679,110,712)	(434,178,066)
Payments of salaries		(110,978,342)	(78,257,742)
Other payments for operating activities		(131,291,355)	(124,995,148)
Cash flow from operations		71,904,628	136,927,004
Dividends received		-	2,118
Interest paid		(6,654,623)	(6,499,627)
Interest received		6,442,391	3,358,020
Income tax paid		(25,404,388)	(17,854,367)
Other cash movements	32	4,590,609	(5,076,321)
Net cash inflow from operating activities		50,878,617	110,856,827

Cash flows from investing activities
Proceeds from sales of property, plan and equipment		2,253,769	18,566
Purchase of property, plant and equipment		(27,234,550)	(28,165,917)
Purchases of intangibles assets		(252,286)	(1,935,747)
Net cash outflow from investing activities		(25,233,067)	(30,083,098)

Cash flows from financing activities
Proceeds from long-term loans and bonds		489,002,428	-
Proceeds from short-term loans and bonds		5,154,800	1,472,928
Total proceeds from loans and bonds		494,157,228	1,472,928
Loan form related entities		25,930	-
Loan and bonds payments		(4,721,066)	(2,871,727)
Payments of lease liabilities		(2,147,457)	(1,806,152)
Dividends paid		(2,396,327)	(772,165)
Other cash movements		-	273,995
Net cash (outflow) inflow from financing activities		484,918,308	(3,703,121)

Net (decrease) increase in cash and cash equivalents		510,563,858	77,070,608
Effects of exchange rate changes on cash and cash equivalents		(34,049,554)	(5,788,317)
Increase (decrease) in cash and cash equivalents		476,514,304	71,282,291

Cash and cash equivalents at beginning of the year		265,568,125	396,389,016
Cash and cash equivalents at end of the year	8	742,082,429	467,671,307

F-9
The accompanying notes 1 to 36 are an integral part of these Interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of March 31, 2022 the Company had a total 9,317 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	93	461
Other workers	306	8.842
Total	409	9.317

These Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2021 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of March 31, 2021.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek and Mahina) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan and distributes the Villa Pehuenia brand and Sidra 1888.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Sáenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition of importing pisco from Chile. Its wine portfolio includethe sale and distribution of the Eugenio Bustos and La Celia brands. Since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Santa Silvia acquired in May 2019, as indicated in the previous paragraph.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller brands, and Amster. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, and Kunstmann brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them. This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer. In October 2021, the local production of the Sol brand began.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real, De la Sierra and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, and Cordillera brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Amstel in Paraguay (1)	September 2024
Amstel in Uruguay (17)	In process
Austral in Chile (4)	July 2022
Blue Moon in Chile (5)	December 2025
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2022
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pura Vida in Chile (7)	December 2022
Patagonia in Chile	Indefinitely
Paulaner in Paraguay (18)	April 2022
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt´s in Paraguay (13)	July 2026

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
(17)	Distribution started; distribution contract under negotiation.
(18)	Negotiating the terms of a new distribution contract.
F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022
C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of March 31, 2022			As of December 31, 2021
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda.	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1) (7) (8)	76,349,531-0	Chile	US Dollar	58.8441	41.1559	100.0000	100.0000
Cervecería Szot SpA. (***)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	8.3747	91.6175	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (***)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (4)	91,041,000-8	Chile	Chilean Pesos	-	84.4969	84.4969	84.4969
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.4969	84.4969	84.4969
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9937	99.9937	99.9937
Compañía Industrial Cervecera S.A. (3)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	84.4969	84.4969	84.4969
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (3)	0-E	Argentina	Argentine Pesos	-	99.9369	99.9369	99.9369
Bebidas Bolivianas BBO S.A.	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC (6)	0-E	United States	US Dollar	-	84.4969	84.4969	84.4969
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	50.0050	50.0050	50.0050
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9590	49.9590	49.9590
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.A. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter C), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of March 31, 2022	As of December 31, 2021
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda.	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1) (7) (8)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (***)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (4)	91,041,000-8	Chile	Chilean Pesos	84.4969	84.4969
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.4969	84.4969
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	84.4969	84.4969
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A.	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC (6)	0-E	United States	US Dollar	84.4969	84.4969
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	50.0050	50.0050
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9590	49.9590
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.A. (***)	0-E	Paraguay	Paraguayan Guaranies	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter C), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On August 18, 2021 the Company made a capital contribution to subsidiary CCU Inversiones II SpA. in the amount of US$ 7,500,000 (equivalent to ThCh$ 5,922,150).

Through public deed dated September 30, 2021, the Company and CCU Inversiones S.A., as the only partners of CCU Inversiones II SpA., agreed to turn this company into a joint-stock company (SpA.).

At the Extraordinary Shareholders’ Meeting of CCU Inversiones II SpA., held on November 30, 2021, the merger of Southern Breweries S.C.S. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, the capital of CCU Inversiones II SpA is fully subscribed and paid-in for a total of US$ 281,834,863, divided into 219,486,075 registered shares, of the same and unique series, and without nominal value, in which CCU S.A. has a participation of 58.8429%, CCU Inversiones S.A. has a participation of 0.0489%, Inversiones Invex CCU Tres Limitada has a participation of 41.1070% and Inversiones CCU Lux S.à r.l. has a participation of 0.0012%.

As a result of the above mentioned, CCU Inversiones II SpA. is the sole shareholder of CCU Inversiones III SpA. as the latter was previously owned by Southern Breweries S.C.S.

On December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, CCU Inversiones II SpA., will acquire all the assets, authorizations, permits, obligations and liabilities of CCU Iversiones III SpA., and will succeed it in all its rights and obligations. As a result of the merger, all the capital of the Absorbed Company will be incorporated into the Absorbing Company, which it will be dissolved without the need of its liquidation.

The latter did not generate effects at the CCU S.A. consolidated level.

(2) Inversiones Invex CCU Ltda.

On June 1, 2021, the Company agreed to the division of this subsidiary, with the establishment of a new, limited liability company called Inversiones Invex SB Limitada. For division purposes the share capital of Inversiones Invex CCU Ltda. was reduced from US$ 306,466,817 to US$ 185,322,809 (equivalent ThCH$ 221,302,753 and ThCh$ 133,823,454).

Through public deed dated August 2, 2021, the liquidation of Inversiones Invex SB Ltda. was agreed upon and materialized on July 31, 2021.

In the dissolution agreement for that company its assets and liabilities were transferred to its partners, Inversiones Invex Tres Ltda., CCU Inversiones S.A. and CCU S.A.

The latter did not generate effects at the CCU S.A. consolidated level.

(3) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

On April 16, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,643 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders, consequently leaving it with a 94.2138% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,540,618 (337 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest amounted to ThCh$ 2,845,888.

On July 13, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 160,548 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 95.6345% interest in said company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The amount disbursed for this transaction was ThCh$ 1,168,183 (122 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 1,086,489.

On August 9, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,920 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 99.9419% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,636,863 (390 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 3,267,148.

(4) CCU Inversiones S.A. y Viña San Pedro Tarapacá S.A.

On September 10, 2021 and October 4, 2021, subsidiary CCU Inversiones S.A. acquired an additional 0.4485% and 1.0670% of subsidiary Viña San Pedro Tarapacá S.A. for the amount of ThCh$ 1,167,074 and ThCh$ 2,694,720, equivalent to 179,274,015 and 424,365,414 shares, which generated an equity effect of ThCh$ 245,244, leaving it with total interest of 84.5159%.

(5) Finca La Celia S.A. and Bodega San Juan S.A.U.

On December 21, 2020, the boards of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to execute a merger process of both companies, in which Finca La Celia S.A. absorbed Bodega San Juan S.A.U. the latter being dissolved without liquidation, with effect from January 1, 2021. This process did not have a significant effect on its financial statements.

In order to the merge takes place, all the formal and applicable requirements and stages established by Argentine regulations must be met, and it will must be approved in the last instance by the General Inspection of Justice of the City of Buenos Aires, Argentina. The Management estimates that this process will not generate significant effects on its Financial Statements. The last instance mentioned above as of March 31, 2022, is still in process.

(6) VSPT US LLC

On August 9, 2021, the Company through its subsidiary Viña San Pedro Tarapacá S.A. established the company VSPT US LLC in the United States, the latter with a corporate purpose of marketing, sales and distribution of wine. The company capital amounts to US$ 400,000 (equivalent ThCh$ 337,876), which was paid-in on November 2, 2021.

(7) Inversiones CCU Lux S.à r.l.

On August 30, 2021 through a share transfer contract, CCU Inversiones II SpA. sold its interest in subsidiary CCU Lux S.à r.l. to the Company for ThCh$ 127,567 (US$ 163,554).

On December 16, 2021, before Luxembourg public notary, the Company, in its capacity as sole shareholder of Inversiones CCU Lux S.à r.l., owner of all its 163,554 shares with a nominal value of US$ 1.00 each, (equivalent to ThCh$ 138,779), resolved the dissolution of Inversiones CCU Lux S.à r.l., in accordance with the laws of the Grand Duchy of Luxembourg. Consequently, Inversiones CCU Lux S.à r.l. was dissolved effective on December 16, 2021, automatically passing all its assets and liabilities to its sole shareholder Compañía Cervecerías Unidas S.A.

The latter did not generate effects at the CCU S.A. consolidated level.

(8) CCU Inversiones III SpA.

Through a resolution, without the form of a shareholders’ meeting, granted on December 29, 2021, CCU Inversiones II SpA., in its capacity as sole shareholder of CCU Inversiones III SpA., resolved to approve a dividend distribution of US$ 17,133,000, equivalent to ThCh $14,664,820 charged against retained earnings.

On this same date, and according to the Conventional Compensation document between CCU Inversiones III SpA. and CCU Inversiones II SpA., the parties agreed the prepayment of the current financial obligation through the dividend mentioned above.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Related to the above mentioned, CCU Inversiones II SpA. prepaid the Loan in advance for the sum of US$ 17,133,000, of which US$ 1,098,278 (equivalent to ThCh$ 940,060) corresponds to accrued interest and US$ 16,034,722 (equivalent to ThCh$ 13,724,760) corresponds to capital.

Subsequently, on December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA., date on which CCU Inversiones III SpA., was dissolved.

The latter did not generate effects at the CCU S.A. consolidated level.

Subsidiaries with direct or indirect participation of less than 50%

These Interime Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally, BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On March 31, 2022, Promarca S.A. recorded a profit of ThCh$ 1,772,314 (ThCh$ 1,377,662 as of March 31, 2021), which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On March 31, 2022, BCP recorded a profit of ThCh$ 1,681,761 (ThCh$ 814,889 as of March 31, 2021), which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On March 31, 2022, BCCCU recorded a loss of ThCh$ 286,916 (profit of ThCh$ 125,637 as of March 31, 2021).

The companies mentioned above, letter a) to c), meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

D)	Early termination Budweiser license

The general aspects of the transaction are described below:

a.	Description of the Transaction.

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and
IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

Status of the Transaction as of March 31, 2022

In accordance with Section III mentioned above, CCU-A will receive annual payments of up to US$ 28,000,000 equivalent to ThCh$ 17,107,440, before taxes, from ABI within a period of up to 3 years, depending on the volume and the time it takes for the transition of production and/or commercialization of the Brands to CCU-A. This will be reflected in our state of income, as this obligation is fulfilled. As of March 31, 2022, there is no income from this item (US$ 4,261,049 as of March 31, 2021, equivalent to ThCh$ 3,480,552).

Note 2 Summary of significant accounting policies

Significant accounting policies adopted for the preparation of these interim consolidated financial statements are described below:

2.1	Basis of preparation

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been uniformly applied in the periods presented.

The interim consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments. At the date of issuance of these Interim Consolidated Financial Statements, new Standards, Improvements, Amendments and Interpretations to existing standards have been issued, although these have not yet become effective, and the Company has not adopted in advance or applied whenever applicable.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The application of new accounting pronouncements as of January 1, 2021, had no significant effect on the Company's consolidated financial statements.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1 – IAS 8	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2023
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.	January 1, 2023
IFRS 17	Insurance contracts.	January 1, 2023
IFRS 17 - IFRS 9	Initial application and comparative information.	January 1, 2023
Amendments to IAS 1	Presentation of financial statements and accouting policies, classification and liquidation of labialities	January 1, 2024

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Inteim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan, Paraguayan and Bolivian subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia and associate in Perú is the Colombian Peso and Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Interim Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(1,974,694)	498,986

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of March 31, 2022	As of December 31, 2021	As of March 31, 2021
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	787.98	844.69	721.82
Average US Dollar	Averange USD	809.15	759.27	724.29
Euro	EUR	873.69	955.64	847.60
Argentine Peso	ARS	7.10	8.22	7.85
Uruguayan Peso	UYU	19.17	18.91	16.34
Canadian Dollar	CAD	631.75	660.79	574.10
Sterling Pound	GBP	1,035.59	1,139.32	996.16
Paraguayan Guarani	PYG	0.11	0.12	0.11
Swiss Franc	CHF	854.83	923.66	764.96
Bolivian	BOB	113.22	121.36	103.71
Australian Dollar	AUD	590.82	612.23	549.58
Danish Krone	DKK	117.48	128.51	113.97
Brazilian Real	BRL	166.52	151.68	127.32
Colombian Peso	COP	0.21	0.21	0.19
Adjustment units
Unidad de fomento (*)	UF	31,727.74	30,991.74	29,394.77
Unidad indexada (**)	UI	101.59	98.26	79.53

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of March 31, 2022	As of December 31, 2021	As of March 31, 2021
Argentina Consumer Price Index	661.94	578.87	430.83
Index percentage variation of Argentina Consumer Price Index	13.6%	50.0%	11.6%

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022
2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts with financial institutions and time deposits with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets are past-due when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a) Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

b) Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses). The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each interim consolidated financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight-line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each interim financial statement closing date, if necessary.

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired, If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not separately recognized. The entire carrying amount of the investment in joint venture is assessed for impairment as a single asset provided that there are indications that the investment may be impaired.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the interim consolidated financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates. Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022
2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these interim consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

During the three-month period ended on March 31, 2022, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 5 Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of March 31, 2022, the Company maintained foreign currency obligations amounting to ThCh$ 637,059,063 (ThCh$ 92,872,305 as of December 31, 2021), mostly denominated in US Dollars. Foreign currency obligations ThCh$ 485,434,554 as of March 31, 2022, (ThCh$ 12,405,293 as of December 31, 2021) represent a 48% (2% as of December 31, 2021) of total other financial liabilities. The remaining 52% (98% as of December 31, 2021) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency in the amount of ThCh$ 697,009,966 (ThCh$ 232,289,359 as of December 31, 2021) that mainly correspond to cash and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 14,640,682 (ThCh$ 17,526,136 as of December 31, 2021).

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

As of March 31, 2022, the Company in Chile, after the use of derivate instruments, is passive in the amount of ThCh$ 9,031,973 (ThCh$ 4,210,943 as of December 31, 2021).

As of March 31, 2022, of the Company’s total sales, both in Chile and abroad, 5% (6% as of March 31, 2021) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 67% (63% as of March 31, 2021) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

F-34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The Company is also exposed to fluctuations in exchange rates related to the conversion from the Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Interim Consolidated Statement of Income by Function for the period ended as of March 31, 2022, related to assets and liabilities denominated in foreign currency, was a gain of ThCh$ 1,594,225 (a loss of ThCh$ 1,387,312 as of March 31, 2021). Considering exposure as of March 31, 2022 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 659,334 (ThCh$ 382,364 as of March 31, 2021) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (6% as of March 31, 2021), in currencies other than Chilean Peso, and that approximately 67% (63% as of March 31, 2021) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss (gain) after taxes of ThCh$ 11,468,716 (ThCh$ 7,309,234 as of March 31, 2021).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries as of March 31, 2022 was a gain of ThCh$ 24,513,822 (ThCh$ 10,294,303 as of March 31, 2021). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss (gain) before taxes of ThCh$ 2,451,382 (ThCh$ 1,029,430 as of March 31, 2021).

The net investment in foreign subsidiaries, associates and joint ventures as of March 31, 2022, amounted to ThCh$ 359,182,075, ThCh$ 527,877 and ThCh$ 122,893,300, respectively (ThCh$ 355,274,155, ThCh$ 549,401 and ThCh$ 125,296,382 as of December 31, 2021). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in a Net income gain (loss) of ThCh$ 48,260,325 (ThCh$ 48,111,994 as of December 31, 2021) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

As of March 31, 2022, and December 31, 2021, the Company had not variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of March 31, 2022, and December 31, 2021, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates.

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended as of March 31, 2022, related to short and long-term debt amounted to ThCh$ 12,718,817 (ThCh$ 7,168,197 as of March 31, 2021).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 – Summary of significant accounting polices (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended as of March 31, 2022, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 3,591,675 (a gain of ThCh$ 67,942 as of March 31, 2021). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 10% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,668,870 (ThCh$ 1,860,513 as of March 31, 2021).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 6% (7% as of March 31, 2021) of the direct cost of the Chile Operating segment.

As of March 31, 2022, in the Chile Operation segment, the cost of cans represented approximately 26% of direct costs (17% as of March 31, 2021). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of March 31, 2022 (37% as of March 31, 2021).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 25% (23% as of March 31, 2021) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (26% as of December 31, 2021) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 42% (42% as of December 31, 2021) of our wine supply for export came from our own vineyards.

The remaining 74% (74% as of December 31, 2021) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 60% (60% as of December 31, 2021) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (15% as of December 31, 2021) of the total supply.

We should consider that as of March 31, 2022, wine represents 59% (61% as of March 31, 2021) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 35% (40% as of March 31, 2021).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended as of March 31, 2022, amounted to ThCh$ 301,245,894 (ThCh$ 223,699,090 as of March 31, 2021). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 16,949,741 (ThCh$ 12,154,019 as of March 31, 2021) for the Chile Operating segment, ThCh$ 5,290,953 (ThCh$ 3,813,744 as of March 31, 2021) for the International Business Operating segment and ThCh$ 2,469,123 (ThCh$ 2,130,530 as of March 31, 2021) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 61% of total trade accounts receivable (66% as of December 31, 2021). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of March 31, 2022, is equivalent to 85% (85% as of December 31, 2021) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 17 days overdue (18 as of December 31, 2021).

As of March 31, 2022, the Company has approximately 1.266 customers (1,409 as of December 31, 2021) with more than Ch$ 10 million in debt each, which altogether represent approximately 85% (88% as of December 31, 2021) of total trade accounts receivable. There are 245 customers (276 customers as of December 31, 2021) with balances in excess of Ch$ 50 million each, representing approximately 74% (78% as of December 31, 2021) of the total accounts receivable. The 91% (91% as of December 31, 2021) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 100% (100% as of December 31, 2021).

As of March 31, 2022, the Company has no significant guarantees from its customers.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of March 31, 2022, that amount to ThCh$ 5,501,083 (ThCh$ 5,820,206 in 2021) are needed since a large percentage of these are covered by insurance (See Note 10 – Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 15% of total trade accounts receivable (12% as of December 31, 2021). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 97% (96% as of December 31, 2021) of individually significant accounts receivable. This coverage accounts for more than 88% (88% as of December 31, 2021) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of March 31, 2022, there were 75 customers (71 customers as of December 31, 2021) with more than ThCh$ 65,000 of debt each, which represent 93% (93% as of December 31, 2021) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 26 days overdue (28 days average as of December 31, 2021).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of March 31, 2022. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 – Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of March 31, 2022, the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The Company’s financial liabilities maturities as of March 31, 2022 and December 31, 2021 based on non-discounted contractual cash flows are summarized as follows:

As of March 31, 2022	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	193,784,887	56,718,081	24,314,979	110,562,449	10,267,687	2,071,288	203,934,484
Bond payable	825,261,956	1,312,365	27,540,257	92,671,095	150,478,033	790,423,564	1,062,425,314
Lease liabilities	35,770,817	2,010,328	5,766,615	10,073,970	3,921,681	24,222,777	45,995,371
Deposits for return of bottles and containers	12,054,949	-	12,054,949	-	-	-	12,054,949
Sub-Total	1,066,872,609	60,040,774	69,676,800	213,307,514	164,667,401	816,717,629	1,324,410,118
Derivatives
Derivatives not designated as hedges	3,989,380	308,929	3,680,451	-	-	-	3,989,380
Derivatives designated as hedges	5,209,246	1,680,040	3,194,174	746,780	55,736	-	5,676,730
Sub-Total	9,198,626	1,988,969	6,874,625	746,780	55,736	-	9,666,110
Total	1,076,071,235	62,029,743	76,551,425	214,054,294	164,723,137	816,717,629	1,334,076,228

(*) See current and non-current book value in Note 7 – Financial Instruments.

As of December 31, 2021	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	190,661,800	4,505,654	74,860,895	112,655,890	10,390,245	2,727,799	205,140,483
Bond payable	347,828,044	5,163,114	7,667,710	59,816,383	116,282,352	237,482,947	426,412,506
Lease liabilities	35,161,384	1,959,601	5,372,094	10,310,033	3,927,456	24,202,014	45,771,198
Deposits for return of bottles and containers	11,980,948	-	11,980,948	-	-	-	11,980,948
Sub-Total	585,632,176	11,628,369	99,881,647	182,782,306	130,600,053	264,412,760	689,305,135
Derivatives
Derivatives not designated as hedges	411,954	411,954	-	-	-	-	411,954
Derivatives designated as hedges	8,813,456	799,211	4,245,323	883,649	3,153,183	-	9,081,367
Sub-Total	9,225,410	1,211,165	4,245,323	883,649	3,153,183	-	9,493,321
Total	594,857,586	12,839,534	104,126,970	183,665,955	133,753,236	264,412,760	698,798,456

(*) See current and non-current book value in Note 7 – Financial Instruments.

Risk from health crises

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, interrupt our supply chain, limit our production and distribution capacity, and/or generate a contraction in the demand for our products, as happened during the period of higher restrictions during the second and third quarter of 2020. Despite progress in vaccination efforts, global economic activity remains uncertain and cannot be predicted with confidence. Further, new variants of COVID-19 could spread globally and cause an increase in COVID-19 cases across several of the jurisdictions where we operate. In November 2021, a new variant, Omicron, which appears to be the most transmissible variant to date, was detected, and has since caused an increase in COVID-19 cases in multiple countries, including some of those where we conduct our operations, and of which the potential severity is currently being evaluated. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on our business. An extended period of economic disruption could have a material adverse impact on our business, results of operations, access to sources of liquidity and overall financial condition.

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or other adverse public health developments, including quarantines, medical screenings, travel restrictions and suspension of certain activities, in any of our markets may have a material and adverse effect on our business operations. The extent of the impact of the pandemic on our business and financial condition will depend largely on future developments, including the duration of the pandemic, the impact on capital and financial markets and the related impact on consumers’ and industries’ confidence, all of which are highly uncertain and cannot be accurately predicted based on the impacts observed to date.

The Company has contingency plans to protect the health of the people and to maintain the continuity of our operation, but we cannot assure you that these plans will be sufficient to mitigate a material impact on our results and financial position from such events. Specifically, since March 2020, we have implemented a regional plan with three priorities: (i) the safety of our people and the community we interact with, (ii) operation continuity, and (iii) financial health. This has allowed us to continue supplying our clients and consumers with our products and maintaining a safe work environment. At the close of this report, CCU continues selling, producing and distributing its products normally in all the countries where it operates, where restrictive measures continue to be implemented to face the ongoing spread and new variants of COVID-19.

The COVID-19 pandemic may continue to have an adverse effect on our ability to attract and retain key personnel and third-party contractors, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has caused a shortage of talent for certain business functions, which in turn has affected companies from all industries and across the globe, including ours. In the future, we may continue to encounter competition from other companies in our efforts to hire experienced professionals for both key roles and third-party contractor positions, which could make it difficult for us to identify sufficiently skilled and qualified people or to obtain all the necessary expertise locally or at reasonable rates due to the shortage of appropriately qualified individuals. Failure to obtain services from key personnel and/or third-party contractors with critical skills could adversely affect our business, results of operations and financial condition.

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Information as per operating segments for the three-month periods ended March 31, 2022 and 2021:

	Chile		International Business		Wines		Others		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	445,988,871	383,767,366	183,338,519	121,720,269	58,243,662	53,821,743	-	-	687,571,052	559,309,378
Other income	6,139,924	5,827,760	4,489,795	2,903,698	1,659,547	1,213,929	604,612	384,691	12,893,878	10,330,078
Sales revenue between segments	6,355,529	3,625,351	719,906	37,836	4,102,390	1,367,244	(11,177,825)	(5,030,431)	-	-
Net sales	458,484,324	393,220,477	188,548,220	124,661,803	64,005,599	56,402,916	(10,573,213)	(4,645,740)	700,464,930	569,639,456
Change %	16.6	-	51.2	-	13.5	-	-	-	23.0	-
Cost of sales	(256,919,853)	(186,071,368)	(88,721,458)	(63,223,697)	(39,007,041)	(33,781,696)	7,908,099	2,805,868	(376,740,253)	(280,270,893)
% of Net sales	56.0	47.3	47.1	50.7	60.9	59.9	-	-	53.8	49.2
Gross margin	201,564,471	207,149,109	99,826,762	61,438,106	24,998,558	22,621,220	(2,665,114)	(1,839,872)	323,724,677	289,368,563
% of Net sales	44.0	52.7	52.9	49.3	39.1	40.1	-	-	46.2	50.8
MSD&A (1)	(124,350,123)	(120,488,276)	(75,620,699)	(54,942,903)	(16,878,052)	(15,392,227)	(1,328,494)	(3,140,238)	(218,177,368)	(193,963,644)
% of Net sales	27.1	30.6	40.1	44.1	26.4	27.3	-	-	31.1	34.1
Other operating income (expenses)	(223,088)	442,397	391,510	3,725,299	146,226	161,516	32,877	14,840	347,525	4,344,052
Adjusted operating result (2)	76,991,260	87,103,230	24,597,573	10,220,502	8,266,732	7,390,509	(3,960,731)	(4,965,270)	105,894,834	99,748,971
Change %	(11.6)	-	140.7	-	11.9	-	-	-	6.2	-
% of Net sales	16.8	22.2	13.0	8.2	12.9	13.1	-	-	15.1	17.5
Net financial expense	-	-	-	-	-	-	-	-	(6,370,523)	(3,815,427)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(564,640)	(596,475)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	1,594,225	(1,387,312)
Results as per adjustment units	-	-	-	-	-	-	-	-	(3,591,675)	67,942
Other gains (losses)	-	-	-	-	-	-	-	-	(8,991,582)	(1,040,928)
Income before taxes									87,970,639	92,976,771
Tax income (expense)									(17,564,609)	(23,531,533)
Net income for period									70,406,030	69,445,238
Non-controlling interests									5,861,566	5,061,367
Net income attributable to equity holders of the parent									64,544,464	64,383,871
Depreciation and amortization	16,453,652	16,842,671	8,598,178	6,485,769	3,202,694	2,789,073	976,427	680,910	29,230,951	26,798,423
ORBDA (3)	93,444,912	103,945,901	33,195,751	16,706,271	11,469,426	10,179,582	(2,984,304)	(4,284,360)	135,125,785	126,547,394
Change %	(10.1)	-	98.7	-	12.7	-	-	-	6.8	-
% of Net sales	20.4	26.4	17.6	13.4	17.9	18.0	-	-	19.3	22.2

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Sales information by geographic location

Net sales per geographical location	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Chile (1)	505,534,517	441,110,628
Argentina (2)	168,913,397	108,308,467
Uruguay	6,786,796	4,879,475
Paraguay	14,245,034	9,894,512
Bolivia	4,985,186	5,446,374
Foreign countries	194,930,413	128,528,828
Total	700,464,930	569,639,456

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Domestic sales	665,063,084	537,695,333
Exports sales	35,401,846	31,944,123
Total	700,464,930	569,639,456

Sales information by product category

Sales information by product category	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Alcoholic business	459,496,728	376,080,538
Non-alcoholic business	228,074,324	183,228,840
Others (1)	12,893,878	10,330,078
Total	700,464,930	569,639,456

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Chile operating segment	16,453,652	16,842,671
International Business operating segment	8,598,178	6,485,769
Wines operating segment	3,202,694	2,789,073
Others (1)	976,427	680,910
Total	29,230,951	26,798,423

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Cash flows Operating Segments

Cash flows Operating Segments	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Cash flows from (used in) Operating activities	50,878,617	110,856,827
Chile operating segment	2,601,328	66,755,763
International business operating segment	19,982,963	27,188,203
Wines operating segment	4,154,549	2,555,339
Others (1) (*)	24,139,777	14,357,522

Cash flows from (used in) Investing Activities	(25,233,067)	(30,083,098)
Chile operating segment	1,205,669	(67,030,007)
International business operating segment	(10,560,658)	(11,574,329)
Wines operating segment	(1,586,094)	(926,950)
Others (1) (*)	(14,291,984)	49,448,188

Cash flows from (used in) Financing Activities	484,918,308	(3,703,121)
Chile operating segment	(674,876)	(672,803)
International business operating segment	1,039,405	93,101
Wines operating segment	1,153,068	280,202
Others (1) (*)	483,400,711	(3,403,621)

(1)	Others include Corporate Support Units.

(*) It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Chile operating segment	14,954,641	15,710,532
International Business operating segment	10,803,752	11,583,037
Wines operating segment	1,606,862	933,422
Others (1)	121,581	1,874,673
Total	27,486,836	30,101,664

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile operating segment	1,619,972,534	1,586,202,143
International Business operating segment	618,397,713	637,642,711
Wines operating segment	445,330,105	442,524,176
Others (1)	641,142,147	180,381,607
Total	3,324,842,499	2,846,750,637

(1)	Includes assets corresponding to the Corporate Support Units.

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Assets per geographic location

Assets per geographical location	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile (1)	2,661,019,703	2,162,818,404
Argentina (2)	546,569,748	557,983,133
Uruguay	27,347,253	27,854,154
Paraguay	55,677,373	60,700,994
Bolivia	34,228,422	37,393,952
Total	3,324,842,499	2,846,750,637

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilities as per operating segments

Liabilities as per Operating segment	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile operating segment	735,313,873	737,711,189
International Business operating segment	248,319,476	269,896,961
Wines operating segment	178,701,372	172,223,909
Others (1)	767,460,727	241,403,275
Total	1,929,795,448	1,421,235,334

(1)	Others include liabilities corresponding to the Corporate Support Units.
F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Operating Segment’s additional information

The following is a reconciliation of on Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended March 31, 2022 and 2021:

	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Net income of period	70,406,030	69,445,238
Add (Subtract):
Other gains (losses)	8,991,582	1,040,928
Finance income	(6,348,294)	(3,352,770)
Finance costs	12,718,817	7,168,197
Share of net income (loss) of joint ventures and associates accounted for using the equity method	564,640	596,475
Gains (losses) on exchange differences	(1,594,225)	1,387,312
Result as per adjustment units	3,591,675	(67,942)
Income tax expense	17,564,609	23,531,533
Adjusted operating result	105,894,834	99,748,971
Depreciation and amortization	29,230,951	26,798,423
ORBDA	135,125,785	126,547,394

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(122,682,669)	(95,679,199)
Administrative expenses	(35,449,088)	(32,461,710)
Other expenses by function	(60,512,679)	(66,040,260)
Other expenses included in ´Other expenses by function´	467,068	217,525
Total MSD&A	(218,177,368)	(193,963,644)

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 - Investments accounted for using equity method.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	256,103	-	9,838,420	-
Market securities and investments in other companies	13,881,884	-	14,013,076	-
Derivative hedge assets	-	38,434,275	-	31,252,095
Total other financial assets	14,137,987	38,434,275	23,851,496	31,252,095
Accounts receivable - trade and other receivable (net)	333,712,709	3,579,716	372,995,729	3,801,244
Accounts receivable from related parties	6,757,563	42,506	5,307,264	104,197
Total accounts receivables	340,470,272	3,622,222	378,302,993	3,905,441
Sub-Total financial assets	354,608,259	42,056,497	402,154,489	35,157,536
Cash and cash equivalents	742,082,429	-	265,568,125	-
Total financial assets	1,096,690,688	42,056,497	667,722,614	35,157,536
Bank borrowings	81,013,066	112,771,821	76,169,204	114,492,596
Bonds payable	10,569,594	814,692,362	8,087,630	339,740,414
Deposits for return of bottles and containers	12,054,949	-	11,980,948	-
Total financial liabilities measured at amortized cost	103,637,609	927,464,183	96,237,782	454,233,010
Derivatives not designated as hedges	3,989,380	-	411,954	-
Derivatives designated as hedges	4,507,565	701,681	4,776,623	4,036,833
Total financial derivative liabilities	8,496,945	701,681	5,188,577	4,036,833
Total other financial liabilities (*)	112,134,554	928,165,864	101,426,359	458,269,843
Lease Liabilities	6,703,534	29,067,283	6,152,361	29,009,023
Total lease liabilities (**)	6,703,534	29,067,283	6,152,361	29,009,023
Account payable - trade and other payable	481,113,715	27,754	515,522,729	29,457
Accounts payable to related parties	29,304,465	-	26,208,319	-
Total commercial obligations and other accounts payable	510,418,180	27,754	541,731,048	29,457
Total financial liabilities	629,256,268	957,260,901	649,309,768	487,308,323

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of March 31, 2022		As of December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	256,103	256,103	9,838,420	9,838,420
Market securities and investments in other companies	13,881,884	13,881,884	14,013,076	14,013,076
Derivative hedge assets	38,434,275	38,434,275	31,252,095	31,252,095
Total other financial assets	52,572,262	52,572,262	55,103,591	55,103,591
Accounts receivable - trade and other receivable (net)	337,292,425	337,292,425	376,796,973	376,796,973
Accounts receivable from related parties	6,800,069	6,800,069	5,411,461	5,411,461
Total accounts receivables	344,092,494	344,092,494	382,208,434	382,208,434
Sub-Total financial assets	396,664,756	396,664,756	437,312,025	437,312,025
Cash and cash equivalents	742,082,429	742,082,429	265,568,125	265,568,125
Total financial assets	1,138,747,185	1,138,747,185	702,880,150	702,880,150
Bank borrowings	193,784,887	192,449,646	190,661,800	193,844,871
Bonds payable	825,261,956	764,664,444	347,828,044	328,366,713
Deposits for return of bottles and containers	12,054,949	12,054,949	11,980,948	11,980,948
Total financial liabilities measured at amortized cost	1,031,101,792	969,169,039	550,470,792	534,192,532
Derivatives not designated as hedges	3,989,380	3,989,380	411,954	411,954
Derivatives designated as hedges	5,209,246	5,209,246	8,813,456	8,813,456
Total financial derivative liabilities	9,198,626	9,198,626	9,225,410	9,225,410
Total other financial liabilities (*)	1,040,300,418	978,367,665	559,696,202	543,417,942
Lease Liabilities	35,770,817	35,770,817	35,161,384	35,161,384
Total lease liabilities (**)	35,770,817	35,770,817	35,161,384	35,161,384
Account payable - trade and other payable	481,141,469	481,141,468	515,552,186	515,552,186
Accounts payable to related parties	29,304,465	29,304,465	26,208,319	26,208,319
Total commercial obligations and other accounts payable	510,445,934	510,445,933	541,760,505	541,760,505
Total financial liabilities	1,586,517,169	1,524,584,415	1,136,618,091	1,120,339,831

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, financial derivative liabilities, and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022
b)	Financial instruments by category:

As of March 31, 2022	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	256,103	-	-	256,103
Marketable securities and investments in other companies	13,881,884	-	-	13,881,884
Derivative hedge assets	-	-	38,434,275	38,434,275
Total other financial assets	14,137,987	-	38,434,275	52,572,262
Cash and cash equivalents	-	742,082,429	-	742,082,429
Trade and other receivable (net)	-	337,292,425	-	337,292,425
Accounts receivable from related parties	-	6,800,069	-	6,800,069
Total financial assets	14,137,987	1,086,174,923	38,434,275	1,138,747,185

As of March 31, 2022	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	193,784,887	193,784,887
Bonds payable	-	-	825,261,956	825,261,956
Deposits for return of bottles and containers	-	-	12,054,949	12,054,949
Derivatives not designated as hedges	3,989,380	-	-	3,989,380
Derivatives designated as hedges	-	5,209,246	-	5,209,246
Total other financial liabilities	3,989,380	5,209,246	1,031,101,792	1,040,300,418
Leases liabilities	-	-	35,770,817	35,770,817
Account payable - trade and other payable	-	-	481,141,468	481,141,468
Accounts payable to related parties	-	-	29,304,465	29,304,465
Total financial liabilities	3,989,380	5,209,246	1,577,318,542	1,586,517,168

As of December 31, 2021	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,838,420	-	-	9,838,420
Marketable securities and investments in other companies	14,013,076	-	-	14,013,076
Derivative hedge assets	-	-	31,252,095	31,252,095
Total other financial assets	23,851,496	-	31,252,095	55,103,591
Cash and cash equivalents	-	265,568,125	-	265,568,125
Trade and other receivable (net)	-	376,796,973	-	376,796,973
Accounts receivable from related parties	-	5,411,461	-	5,411,461
Total financial assets	23,851,496	647,776,559	31,252,095	702,880,150

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

As of December 31, 2021	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	190,661,800	190,661,800
Bonds payable	-	-	347,828,044	347,828,044
Deposits for return of bottles and containers	-	-	11,980,948	11,980,948
Derivatives not designated as hedges	411,954	-	-	411,954
Derivatives designated as hedges	-	8,813,456	-	8,813,456
Total other financial liabilities	411,954	8,813,456	550,470,792	559,696,202
Leases liabilities	-	-	35,161,384	35,161,384
Account payable - trade and other payable	-	-	515,552,186	515,552,186
Accounts payable to related parties	-	-	26,208,319	26,208,319
Total financial liabilities	411,954	8,813,456	1,127,392,681	1,136,618,091

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period are detailed as follows:

	As of March 31, 2022				As of December 31, 2021
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	3	8,000	38,164,755	4,118,733	3	8,000	31,252,095	4,330,917
Less than a year		-	-	4,118,733		-	-	4,330,917
Between 1 and 5 years		8,000	38,164,755	-		8,000	31,252,095	-
Cross currency interest rate swaps UF/EURO	1	296	269,520	49,104	1	296	-	1,153,698
Less than a year		-	-	49,104		-	-	65,288
Between 1 and 5 years		296	269,520	-		296	-	1,088,410
Cross currency interest rate swapsUF/ USD	1	479	-	1,041,409	1	479	-	3,328,841
Less than a year		-	-	339,728		-	-	380,418
Between 1 and 5 years		479	-	701,681		479	-	2,948,423
Subtotal hedging derivatives	5		38,434,275	5,209,246	5		31,252,095	8,813,456
Forwards USD	18	157,527	159,946	3,935,526	19	132,333	8,231,588	268,328
Less than a year	18	157,527	159,946	3,935,526	19	132,333	8,231,588	268,328
Forwards Euro	3	4,690	-	53,853	3	36,187	1,413,219	53,421
Less than a year	3	4,690	-	53,853	3	36,187	1,413,219	53,421
Forwards CAD	2	2,290	11,161	1	1	1,780	-	67,330
Less than a year	2	2,290	11,161	1	1	1,780	-	67,330
Forwards GBP	2	1,000	84,996	-	2	740	-	19,685
Less than a year	2	1,000	84,996	-	2	740	-	19,685
Forwards CHF	-	-	-	-	2	-	193,613	3,190
Less than a year	-	-	-	-	2	-	193,613	3,190
Subtotal derivatives with effects on income	25		256,103	3,989,380	27		9,838,420	411,954
Total instruments	30		38,690,378	9,198,626	32		41,090,515	9,225,410

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

As of March 31, 2022
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bank bonds	UF	97,157,750	CLP	83,822,849	13,334,901	08-10-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	64,038,440	CLP	55,525,207	8,513,233	06-01-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	95,491,390	CLP	83,293,502	12,197,888	06-01-2023
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	15,118,192	USD	16,159,601	(1,041,409)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	9,365,383	EUR	9,144,967	220,416	06-02-2025

As of December 31, 2021
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bank bonds	UF	97,057,334	CLP	86,696,081	10,361,253	08-10-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	62,695,477	CLP	55,848,021	6,847,456	06-01-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	93,491,832	CLP	83,779,363	9,712,469	06-01-2023
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	14,695,305	USD	18,024,146	(3,328,841)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	9,095,477	EUR	10,249,175	(1,153,698)	06-02-2025

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the three-months ended March 31, 2022, a credit before income taxes of ThCh$ 2,758,650 (ThCh$ 1,121,345 as of March 31, 2021), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1 Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2 Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3 Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of March 31, 2022	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	256,103	-	256,103	-
Market securities and investments in other companies	13,881,884	13,881,884	-	-
Derivative hedge assets	38,434,275	-	38,434,275	-
Total other financial assets	52,572,262	13,881,884	38,690,378	-
Derivative financial instruments	3,989,380	-	3,989,380	-
Derivative hedge liabilities	5,209,246	-	5,209,246	-
Total financial derivative liabilities	9,198,626	-	9,198,626	-

As of December 31, 2021	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	-	9,838,420	-
Market securities and investments in other companies	14,013,076	14,013,076	-	-
Derivative hedge assets	31,252,095	-	31,252,095	-
Total other financial assets	55,103,591	14,013,076	41,090,515	-
Derivative financial instruments	411,954	-	411,954	-
Derivative hedge liabilities	8,813,456	-	8,813,456	-
Total financial derivative liabilities	9,225,410	-	9,225,410	-

During the three-month period ended as of March 31, 2022, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 8 Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Cash on hand	120,510	182,491
Bank balances	542,979,224	68,131,885
Cash	543,099,734	68,314,376
Time deposits	77,626,738	54,890,333
Securities purchased under resale agreements	91,658,536	109,332,901
Investments in mutual funds	29,697,421	33,030,515
Short term investments classified as cash equivalents	121,355,957	142,363,416
Cash equivalents	198,982,695	197,253,749
Total	742,082,429	265,568,125

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The composition of cash and cash equivalents by currency as of March 31, 2022, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	-	3,315	-	7,079	-	-	110,116	-	120,510
Bank balances	50,357,703	481,408,886	2,817,627	2,698,333	1,244,323	1,421,478	183,508	2,847,366	542,979,224
Cash	50,357,703	481,412,201	2,817,627	2,705,412	1,244,323	1,421,478	293,624	2,847,366	543,099,734
Time deposits	43,506,607	18,127,435	-	15,992,696	-	-	-	-	77,626,738
Securities purchased under resale agreements	91,658,536	-	-	-	-	-	-	-	91,658,536
Investments in mutual funds	-	-	-	29,697,421	-	-	-	-	29,697,421
Short term investments classified as cash equivalents	91,658,536	-	-	29,697,421	-	-	-	-	121,355,957
Cash equivalents	135,165,143	18,127,435	-	45,690,117	-	-	-	-	198,982,695
Total	185,522,846	499,539,636	2,817,627	48,395,529	1,244,323	1,421,478	293,624	2,847,366	742,082,429

The composition of cash and cash equivalents by currency as of December 31, 2021, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	62,430	3,524	-	10,256	-	-	106,281	-	182,491
Bank balances	48,562,230	8,248,242	2,495,431	3,266,761	1,498,157	1,264,251	318,107	2,478,706	68,131,885
Cash	48,624,660	8,251,766	2,495,431	3,277,017	1,498,157	1,264,251	424,388	2,478,706	68,314,376
Time deposits	16,257,047	24,073,959	-	14,559,327	-	-	-	-	54,890,333
Securities purchased under resale agreements	109,332,901	-	-	-	-	-	-	-	109,332,901
Investments in mutual funds	-	-	-	33,030,515	-	-	-	-	33,030,515
Short term investments classified as cash equivalents	109,332,901	-	-	33,030,515	-	-	-	-	142,363,416
Cash equivalents	125,589,948	24,073,959	-	47,589,842	-	-	-	-	197,253,749
Total	174,214,608	32,325,725	2,495,431	50,866,859	1,498,157	1,264,251	424,388	2,478,706	265,568,125

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The composition of time deposits is detailed as follows:

As of March 31, 2022:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	02-11-2022	04-26-2022	ARS	3,715,901	0.35
Banco Consorcio - Chile	03-29-2022	04-05-2022	CLP	4,501,920	0.64
Banco de Chile	03-28-2022	04-04-2022	CLP	2,501,124	0.45
Banco de Chile	03-31-2022	04-14-2022	CLP	8,000,000	0.53
Banco de Crédito e Inversiones - Chile	03-30-2022	04-06-2022	USD	2,363,982	0.64
Banco del Estado de Chile	03-30-2022	04-07-2022	CLP	7,001,283	0.55
Banco HSBC - Argentina	03-28-2022	04-27-2022	ARS	3,565,281	0.42
Banco Macro - Argentina	03-14-2022	04-13-2022	ARS	3,618,275	0.40
Banco Patagonia - Argentina	03-02-2022	04-01-2022	ARS	2,198,619	0.40
Banco Santander - Chile	03-16-2022	04-18-2022	USD	7,881,245	0.44
Banco Santander Río - Argentina	03-14-2022	04-13-2022	ARS	2,894,620	0.40
Scotiabank Chile	03-31-2022	04-12-2022	CLP	15,500,000	0.60
Scotiabank Chile	03-29-2022	04-05-2022	CLP	2,500,950	0.57
Scotiabank Chile	03-09-2022	04-11-2022	USD	7,882,208	0.50
Scotiabank Chile	03-29-2022	04-07-2022	CLP	3,501,330	0.57
Total				77,626,738

As of December 31, 2021:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	12-23-2021	01-21-2022	ARS	4,142,029	0.03
Banco de Chile	12-29-2021	01-05-2022	USD	5,490,491	0.02
Banco de Chile	12-23-2021	01-04-2022	CLP	3,502,613	0.03
Banco de Chile	12-29-2021	01-13-2022	CLP	4,750,887	0.03
Banco Macro - Argentina	12-13-2021	01-12-2022	ARS	1,255,315	0.03
Banco Patagonia - Argentina	12-16-2021	01-17-2022	ARS	3,338,315	0.03
Banco Patagonia - Argentina	12-28-2021	01-27-2022	ARS	2,476,161	0.03
Banco Santander - Chile	12-27-2021	01-04-2022	CLP	8,003,547	0.03
Banco Santander - Chile	12-27-2021	01-27-2022	USD	6,757,670	0.02
Banco Santander - Chile	12-29-2021	01-27-2022	USD	11,825,798	0.02
Banco Santander Río - Argentina	12-13-2021	01-12-2022	ARS	3,347,507	0.03
Total				54,890,333

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The composition of securities purchased under resale agreements is detailed as follows:

As of March 31, 2022:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-22-2022	04-05-2022	CLP	2,002,640	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-31-2022	04-12-2022	CLP	2,200,000	0.52
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-31-2022	04-12-2022	CLP	277	0.52
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-22-2022	04-05-2022	CLP	1,982,614	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-30-2022	04-07-2022	CLP	2,000,360	0.54
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-31-2022	04-14-2022	CLP	1,800,000	0.52
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	03-31-2022	04-12-2022	CLP	1,347,314	0.52
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	03-22-2022	04-05-2022	CLP	1,998,426	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	03-22-2022	04-05-2022	CLP	20,575	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	03-31-2022	04-12-2022	CLP	952,408	0.52
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	03-22-2022	04-05-2022	CLP	4,005,280	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	03-22-2022	04-05-2022	CLP	3,665	0.44
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	03-28-2022	04-08-2022	CLP	612,039	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	03-24-2022	04-07-2022	CLP	1,330,584	0.51
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-28-2022	04-07-2022	CLP	2,276,872	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-30-2022	04-07-2022	CLP	1,005,875	0.55
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-25-2022	04-07-2022	CLP	1,399,960	0.51
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-28-2022	04-08-2022	CLP	815,767	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-22-2022	04-05-2022	CLP	3,184,724	0.45
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-22-2022	04-05-2022	CLP	1,377,716	0.45
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-21-2022	04-05-2022	CLP	496,523	0.45
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	03-25-2022	04-07-2022	CLP	1,402,896	0.51
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-28-2022	04-07-2022	CLP	3,363,166	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-28-2022	04-07-2022	CLP	5,722,364	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-28-2022	04-07-2022	CLP	4,420,863	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-28-2022	04-07-2022	CLP	3,909,464	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-28-2022	04-07-2022	CLP	2,452,531	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-28-2022	04-07-2022	CLP	188,098	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco del Estado de Chile	03-28-2022	04-07-2022	CLP	3,224,421	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco del Estado de Chile	03-31-2022	04-12-2022	CLP	3,263,391	0.55
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-28-2022	04-05-2022	CLP	39,589	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-28-2022	04-05-2022	CLP	516,178	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-28-2022	04-08-2022	CLP	2,381,469	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-28-2022	04-08-2022	CLP	119,831	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-28-2022	04-07-2022	CLP	5,002,600	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-28-2022	04-08-2022	CLP	2,494,092	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-22-2022	04-05-2022	CLP	444,310	0.45
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-28-2022	04-07-2022	CLP	1,010,573	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-28-2022	04-07-2022	CLP	4,447,768	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-31-2022	04-12-2022	CLP	161,134	0.55
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-31-2022	04-12-2022	CLP	75,475	0.55
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-24-2022	04-07-2022	CLP	1,707,148	0.51
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-24-2022	04-07-2022	CLP	967,028	0.51
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	03-28-2022	04-08-2022	CLP	8,084,342	0.52
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	03-21-2022	04-05-2022	CLP	504,977	0.45
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-28-2022	04-05-2022	CLP	3,492,425	0.52
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-28-2022	04-05-2022	CLP	954,384	0.52
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-30-2022	04-07-2022	CLP	494,400	0.55
Total					91,658,536

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

As of December 31, 2021:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2021	01-06-2022	CLP	7,397,112	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2021	01-04-2022	CLP	6,992,381	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	133,547	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	2,500,800	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	298,203	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	3,086,710	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	3,207,336	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-24-2021	01-04-2022	CLP	3,502,532	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-27-2021	01-04-2022	CLP	900,384	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	2,995,176	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-11-2022	CLP	500,055	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-28-2021	01-06-2022	CLP	66,161	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2021	01-04-2022	CLP	1,200,512	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	319,990	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-11-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	3,011,885	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2021	01-06-2022	CLP	7,000,770	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	300,128	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2021	01-06-2022	CLP	10,003,200	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	400,171	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,272,246	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-30-2021	01-06-2022	CLP	2,977,040	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	446,271	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	4,723,523	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,284,900	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-30-2021	01-06-2022	CLP	1,980,643	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2021	01-06-2022	CLP	2,387,785	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2021	01-06-2022	CLP	1,500,320	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	2,778,877	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-30-2021	01-06-2022	CLP	4,667,502	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	12-24-2021	01-04-2022	CLP	999,477	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-23-2021	01-04-2022	CLP	2,502,133	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-24-2021	01-04-2022	CLP	2,501,808	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	4,996,985	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	2,992,312	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
Total					109,332,901

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	2,199,816	-	3,731,652	-
Advertising	12,905,253	6,925,465	12,043,766	7,884,438
Advances to suppliers	10,343,411	-	11,126,150	-
Prepaid expenses	2,952,193	204,780	1,372,181	228,728
Total advances	28,400,673	7,130,245	28,273,749	8,113,166
Guarantees paid	11,153	148,363	11,153	149,284
Consumables	734,574	-	683,951	-
Dividends receivable	728,522	-	361,565	-
Other	-	3,905	-	3,905
Total other assets	1,474,249	152,268	1,056,669	153,189
Total	29,874,922	7,282,513	29,330,418	8,266,355

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	149,797,559	-	187,798,087	-
International business operating segment	67,130,988	-	73,047,039	-
Wines operating segment	54,102,450	-	59,645,896	-
Total commercial debtors	271,030,997	-	320,491,022	-
Impairment loss estimate	(5,501,083)	-	(5,820,206)	-
Total commercial debtors - net	265,529,914	-	314,670,816	-
Others accounts receivables (1)	68,182,795	3,579,716	58,324,913	3,801,244
Total other accounts receivable	68,182,795	3,579,716	58,324,913	3,801,244
Total	333,712,709	3,579,716	372,995,729	3,801,244

(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented.

The Company’s accounts receivable are denominated in the following currencies:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chilean Peso	200,880,131	237,454,591
Argentine Peso	67,928,491	68,951,336
US Dollar	41,997,586	38,729,972
Euro	9,725,757	10,590,738
Unidad de Fomento	2,204,515	4,026,471
Uruguayan Pesos	4,322,136	5,243,169
Paraguayan Guarani	6,626,824	8,056,575
Bolivian	1,420,474	1,527,637
Others currencies	2,186,511	2,216,484
Total	337,292,425	376,796,973

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The detail of the accounts receivable maturities as of March 31, 2022, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	149,797,559	144,425,895	3,524,404	645,445	358,195	843,620
International business operating segment	67,130,988	60,779,919	5,393,148	170,429	84,144	703,348
Wines operating segment	54,102,450	49,511,701	4,418,203	51,581	55,741	65,224
Total commercial debtors	271,030,997	254,717,515	13,335,755	867,455	498,080	1,612,192
Impairment loss estimate	(5,501,083)	(2,939,686)	(516,751)	(273,673)	(348,429)	(1,422,544)
Total commercial debtors - net	265,529,914	251,777,829	12,819,004	593,782	149,651	189,648
Others accounts receivables	68,182,795	67,923,631	93,440	152,584	13,140	-
Total other accounts receivable	68,182,795	67,923,631	93,440	152,584	13,140	-
Total current	333,712,709	319,701,460	12,912,444	746,366	162,791	189,648
Others accounts receivables	3,579,716	3,579,716	-	-	-	-
Total non-current	3,579,716	3,579,716	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2021, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	187,798,087	182,192,821	3,474,949	291,779	379,429	1,459,109
International business operating segment	73,047,039	67,503,572	4,478,531	123,302	123,089	818,545
Wines operating segment	59,645,896	54,914,881	4,397,507	277,201	2,039	54,268
Total commercial debtors	320,491,022	304,611,274	12,350,987	692,282	504,557	2,331,922
Impairment loss estimate	(5,820,206)	(3,146,576)	(401,432)	(372,848)	(353,056)	(1,546,294)
Total commercial debtors - net	314,670,816	301,464,698	11,949,555	319,434	151,501	785,628
Others accounts receivables	58,324,913	58,033,614	114,849	176,450	-	-
Total other accounts receivable	58,324,913	58,033,614	114,849	176,450	-	-
Total current	372,995,729	359,498,312	12,064,404	495,884	151,501	785,628
Others accounts receivables	3,801,244	3,801,244	-	-	-	-
Total non-current	3,801,244	3,801,244	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of March 31, 2022, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 24.4% (29.6% as of December 31, 2021) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of March 31, 2022			As of December 31, 2021
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.13%	322,641,146	(2,939,686)	0.13%	362,644,888	(3,146,576)
0 a 3 months	8.97%	13,429,195	(516,751)	8.97%	12,465,836	(401,432)
3 a 6 months	50.30%	1,020,039	(273,673)	50.30%	868,732	(372,848)
6 a 12 months	100.00%	511,220	(348,429)	100.00%	504,557	(353,056)
More than 12 months	100.00%	1,612,192	(1,422,544)	100.00%	2,331,922	(1,546,294)
Total		339,213,792	(5,501,083)		378,815,935	(5,820,206)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Balance at the beginning of year	(5,820,206)	(6,323,298)
Estimate of expected credit losses up 12 months	(122,880)	(1,846,559)
Estimate of expected credit losses longer than 12 months	(12,397)	(33,501)
Impairment provision of accounts receivable	(135,277)	(1,880,060)
Uncollectible accounts	68,218	1,995,725
Unused provisions	109,885	476,246
Conversion effect	276,297	(88,819)
Total	(5,501,083)	(5,820,206)

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine annual, equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(5)	Corresponds to a mutual agreement agreed in development units between the subsidiary Cervecera Guayacán SpA and Inversiones Río Elqui SpA. for a total of UF 849.32. Its stipulates accrual of interest at 3.72% per year (base on 360 days) from the date on which each disbursement is made and until its payment. The Subsidiary undertakes to repay the capital and interest on April 16, 2022.

The transaction table includes the main transactions made with related parties.

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2022	As of December 31, 2021
						ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	-	724
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Director	Sales of products	CLP	1,095	302
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Subsidiary Director	Sales of products	CLP	34	58
6,972,382-9	Pablo José Granifo Lavín	Chile	(1)	Director	Sales of products	CLP	-	401
7,483,250-4	Juan Pablo Solis De Ovando Lavin	Chile	(1)	Subsidiary Director	Sales of products	CLP	-	32
12,863,754-0	Mauricio Lob de la Carrera	Chile	(1)	Subsidiary Director	Sales of products	CLP	20	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	2,694	2,235
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	3,305	4,040
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	726	302
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	598	469
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	580	1,004
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	1,960	548
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	20,847	26,481
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	12,516	9,213
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	50,600	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	326,407	476,424
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	97	183
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	3,871,316	2,282,610
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	628	585
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholders of joint operation	Services provided	CLP	3,936	20,427
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	429	282
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	10,675	5,053
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	1,060,928	952,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	102,201	36,710
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,808	4,534
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	12,218	11,891
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	279	306
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	37,643	22,086
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller’s Shareholder	Sales of products	CLP	3,756	3,207
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	1,775	6,585
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	337	1,964
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	195,595	279,796
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	565	421
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	1,492	1,069
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholders of joint operation	Sales of products	CLP	29,176	23,215
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	420	496
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	171	1,548
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	453	937
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	158	303
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	-	386
96,892,490-7	Administracion y Servicios Generales LQ S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	-	158
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	2,527	2,733
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	3,630	2,291
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	759,928	851,941
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	25,044	44,014
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	1,515	2,600
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller’s shareholder	Sales of products	CLP	2,975	2,193
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller’s shareholder	Services provided	Euros	203,169	222,226
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services provided	PYG	337	281
Totales							6,757,563	5,307,264

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2022	As of December 31, 2021
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	-	61,691
Total							42,506	104,197

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Accounts payable to related parties

Current:

RUT	Sociedad	País de origen	Ref.	Relación	Transacción	Moneda o unidad de reajuste	Al 31 de marzo de 2022	Al 31 de diciembre de 2021
							M$	M$
7,483,250-4	Juan Pablo Solis de Ovando Lavin	Chile	(1)	Subsidiary Director	Services received	CLP	5,424	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	11,359	8,836
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	130,184	254,330
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	13,976	20,858
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	49,244	202,828
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(5)	Related to non-controlling subsidiary	Loan	CLP	25,930	25,694
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	300,612	168,431
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	5,157
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	1,830	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	123,125	103,521
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,026	1,553
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	2,497,304	1,693,360
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	335	1,015
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	-	15,786
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	13,428
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	38,022	478
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	9,309	19,531
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,112	5,067
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	441,628	215,112
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,946	7,604
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	11,612	32,576
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,951	179
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	9,628	17,548
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	3,329,393	2,234,632
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	2,112,559	965,010
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	52,495
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	-	99,532
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	31,976	11,466
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	-	728
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	26,483	26,483
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	-	53,305
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	40,607	19,953
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	54,966	41,794
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	2,473,077	6,250,581
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	13,667,772	13,195,268
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	86,133	48,375
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	3,377,163	81,225
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	51,007	105,774
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	433	316
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	4,505	2,520
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	127	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	371,707	151,871
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	-	54,099
Totales							29,304,465	26,208,319

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Most significant transactions and effects on results:

For the three-months ended March 31, 2022 and 2021 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2022		2021
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	366,850	(366,850)	647,968	(647,967)
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	81,082	-	21,805	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Interests	236	(236)	-	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	25,930	-	-	-
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	51,753	-	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	29,133	(29,133)	30,695	(30,695)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	290,848	220,106	130,745	98,944
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	116,750	(116,750)	150,907	(150,907)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	3,246,287	2,091,662	2,440,708	1,572,608
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	521,730	521,730	672,107	672,107
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	-	-	184,143	(184,143)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	6,530,666	-	3,826,390	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	8,342	6,159	4,648	3,432
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	59,566	(59,566)	35,246	(35,246)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	88,396	(88,396)	107,824	(107,824)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	1,377	1,082	279	219
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	539,525	400,366	431,218	319,994
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	2,515	2,515	2,358	2,358
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	48,300,000	-	6,000,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	48,328,396	28,396	31,300,394	393
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	600,452	-	841,765	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	33,358	31,576	31,108	29,446
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	24,568	(24,568)	39,223	(39,223)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	90,753	(90,753)	91,524	(91,524)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	122,979	-	10,653	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	54,482	(54,482)	84,385	(84,385)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,974,016	-	5,742,850	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,444,870	(1,444,870)	1,193,233	(1,193,233)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	53,288	36,594	10,635	7,303
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	59,925,559	2,605,029	60,129,705	96,825
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	10,998	(10,998)	24,600	(24,600)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	168,850,110	-	139,519,549	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	38,234	(38,234)	109,239	(109,239)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	170,076,316	235,721	144,673,093	179,594
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	47,944	44,503	43,063	39,972
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	31,976	(31,976)	30,264	(30,264)
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	50,893	(50,893)	61,044	(61,044)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	6,922,688	-	4,987,916	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	4,996,820	(4,996,820)	5,715,228	(5,715,228)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	23,126	(23,126)	22,300	(22,300)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	192	134	105	74
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,341	939	-	-
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	206	144	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	540	378	702	492
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	183	128	152	106
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	144	101	669	468
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,518	3,162	2,329	1,630
0-E	Enex Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	34,885	24,419	11,499	8,050
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	15	11	43	30
0-E	Ganadera las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	747	523	1,110	777
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	24	17	33	23
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	190	133	206	144
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	114	80	583	408
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13	9	-	-
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	79,449	55,614	7,299	5,109
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	65	46	33	23
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,673	1,171	958	670

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders´ Meeting referred to above resolved to maintain the Directors´ remuneration agreed at the previous Ordinary Shareholders´ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company´s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2021.

The aforementioned Shareholders´ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Ordinary Shareholders' Meeting held on April 13, 2022, it was agreed to maintain the compensation described above for the Board of Directors, Directors' Committee and Audit Committee.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Audit's Committee	18,828	17,520
Directors' Committee	16,212	15,087
Attendance meetings fee	360,023	350,768

Chief Executives’ remunerations:

	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Directors' Committee	3,153	2,938
Attendance meetings fee	53,753	49,107

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The Chief Executives’ Remuneration as of March 31, 2022 amounted to ThCh$ 4,982,593 (ThCh$ 3,208,588 as of March 31, 2021). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Finished products	136,145,558	120,545,622
In process products	450,177	638,700
Raw material	203,893,927	189,700,921
In transit raw material	57,495,924	35,978,861
Materials and products	12,009,342	9,739,510
Realizable net value estimate and obsolescence	(3,452,955)	(3,176,553)
Total	406,541,973	353,427,061

For the three-month period ended as of March 31, 2022 and 2021, the Company wrote off a total of ThCh$ 418,524 and ThCh$ 901,195 against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Initial balance	(3,176,553)	(3,944,679)
Inventories obsolescence estimation	(797,936)	(2,902,530)
Write-off	418,524	3,692,846
Conversion effect	103,010	(22,190)
Total	(3,452,955)	(3,176,553)

As of March 31, 2022 and December 31, 2021, the Company does not have any inventory pledged as guarantee for financial obligations.

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1 2021
Historic cost	10,595,029
Book Value	10,595,029

As of December 31, 2021
Conversion effect	(25,384)
Acquisitions	26,749,931
Decreases due to harvesting	(24,959,872)
Other increases (1)	187,001
Changes	1,951,676
Book Value	12,546,705

As of December 31, 2021
Historic cost	12,546,705
Book Value	12,546,705

As of March 31, 2022
Conversion effect	(257,524)
Acquisitions	7,182,583
Decreases due to harvesting	(9,721,481)
Other increases (1)	234,777
Changes	(2,561,645)
Book Value	9,985,060

As of March 31, 2022
Historic cost	9,985,060
Book Value	9,985,060

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 14 Non-current assets of disposal groups classified as held for sale

a) International Business Operating segment

During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b) Wine Operating segment

In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. As of December 21, 2020 the Administration has signed a sale contract and has an active plan for the sale of these assets.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on March 31, 2022:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Land	1,843,104	1,848,903
Constructions	416,802	420,487
Machinery	13,077	13,330
Total	2,272,983	2,282,720

Note 15 Business Combinations

During for the three-month period ended March 31, 2022, the Company did not have any business combinations.

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of March 31, 2022 and December 31, 2021, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of March 31, 2022	As of December 31, 2021
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	12,646,954	12,235,881
Central Cervecera de Colombia S.A.S.	50.00	20,020,751	22,337,040
Zona Franca Central Cervecera S.A.S.	50.00	102,872,549	102,959,342
Total joint ventures		135,540,254	137,532,263
Other companies		564,104	582,217
Total associated		564,104	582,217
Total		136,104,358	138,114,480

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The result accrued in joint ventures and associates are detailed as follows:

	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Cervecería Austral S.A.	789,882	953,122
Central Cervecera de Colombia S.A.S.	(2,078,226)	(2,112,457)
Zona Franca Central Cervecera S.A.S.	720,293	561,091
Total joint ventures	(568,051)	(598,244)
Other companies	3,411	1,769
Total associated	3,411	1,769
Total	(564,640)	(596,475)

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Changes in investments in joint ventures and associates are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Balance at the beginning of year	138,114,480	131,106,785
Other payments to acquire interests in joint ventures	-	5,791,718
Participation in the joint ventures and associates (loss)	(564,640)	226,026
Dividends received	(366,957)	(1,651,730)
Others (*)	(1,078,525)	2,641,681
Total	136,104,358	138,114,480

(*) Mainly includes effects from the conversion of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreement and that qualifies as a joint operations, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC. CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of March 31, 2022 and December 31, 2021, the total amount contributed to CCC and ZF CC was US$ 286,949,917 (equivalents to ThCh$ 191,778,048).

The Company does not have any contingent liabilities related to joint ventures and associates as March 31, 2022.

The following is a summary of significant items in the Interim Financial Statements on a 100% basis for the joint ventures at the end of each period:

	Joint ventures
	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Assets and Liabilities
Current assets	91,624,298	119,216,592
Non-current assets	302,468,898	308,504,421
Current liabilities	63,208,425	94,235,491
Non-current liabilities	62,544,330	62,342,964

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

	Joint ventures
	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	72,176,857	52,655,889
Operating result	822,382	(799,943)
Net income for period	227,376	(1,098,337)
Other comprehensive income	452,120	14,924,474
Depreciation and amortization	(4,027,697)	(3,963,064)

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2021
Additions	-	5,124,679	-	-	5,124,679
Divestitures (cost)	-	(3,507,642)	-	-	(3,507,642)
Divestitures (amortization)	-	3,272,460	-	-	3,272,460
Amortization of year	-	(3,313,510)	-	(198,686)	(3,512,196)
Conversion effect	2,093,513	182,662	-	31,008	2,307,183
Effect of conversion (amortization)	-	(193,898)	-	(34,622)	(228,520)
Other increases (1)	16,901,227	1,239,653	-	2,089,408	20,230,288
Changes	18,994,740	2,804,404	-	1,887,108	23,686,252
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2021
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	-	(29,320,555)	-	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of March 31, 2022
Additions	-	1,036,377	-	605,821	1,642,198
Amortization of period	-	(953,211)	-	(30,600)	(983,811)
Conversion effect	(8,212,294)	(427,298)	-	(53,239)	(8,692,831)
Effect of conversion (amortization)	-	186,107	-	64,302	250,409
Other increases (1)	6,071,917	195,886	-	13,402	6,281,205
Changes	(2,140,377)	37,861	-	599,686	(1,502,830)
Book Value	119,502,798	25,116,450	3,199,349	2,622,266	150,440,863

As of March 31, 2022
Historic cost	119,502,798	55,204,109	3,199,349	3,446,308	181,352,564
Accumulated amortization	-	(30,087,659)	-	(824,042)	(30,911,701)
Book Value	119,502,798	25,116,450	3,199,349	2,622,266	150,440,863

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2022	As of December 31, 2021
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	32,437,430	32,910,686
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A.	2,113,683	2,113,683
	Sub-Total	37,080,895	37,554,151
International Business	CCU Argentina S.A. and subsidiaries	50,479,927	51,457,083
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,370,300	2,337,366
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,472,221	3,747,752
	Bebidas Bolivianas BBO S.A.	6,176,959	6,621,507
	Sub-Total	62,499,407	64,163,708
Wines	Viña San Pedro Tarapacá S.A.	19,922,496	19,925,316
	Sub-Total	19,922,496	19,925,316
Total		119,502,798	121,643,175

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2021
Historic cost	117,190,763
Book Value	117,190,763

As of December 31, 2021
Other increases (1)	11,604,421
Conversion effect	2,377,651
Changes	13,982,072
Book Value	131,172,835

As of December 31, 2021
Historic cost	131,172,835
Book Value	131,172,835

As of March 31, 2022
Other increases (1)	4,100,053
Conversion effect	(5,709,501)
Changes	(1,609,448)
Book Value	129,563,387

As of March 31, 2022
Historic cost	129,563,387
Book Value	129,563,387

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2022	As of December 31, 2021
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	3,346	3,876
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	44,607,303	44,607,833
International Business	CCU Argentina S.A. and subsidiaries	34,119,742	34,781,464
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,147,746	4,066,703
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,122,122	5,491,823
	Bebidas Bolivianas BBO S.A.	9,150,330	9,808,868
	Sub-Total	52,539,940	54,148,858
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		129,563,387	131,172,835

Main assumptions for impairment calculation

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2022 ThCh$	205,210	49,158	1,211	12,702	2,034
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	9.63%	18.29%	8.52%	7.49%	9.33%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of March 31, 2022.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2021
Additions	-	-	-	-	164,454,035	-	-	164,454,035
Additions of historic cost by business combination	283,992	-	-	-	-	-	-	283,992
Transfers	14,213,714	64,659,471	15,762,049	12,104,204	(118,443,961)	8,224,711	3,479,812	-
Conversion effect historic cost	5,212,276	4,818,898	(727,586)	1,608,980	(204,892)	565,070	(40,060)	11,232,686
Write-off (cost)	(693,074)	(10,879,482)	(22,952,129)	(1,079,938)	-	(426,969)	-	(36,031,592)
Write-off (depreciation)	505,521	10,196,738	22,703,727	1,017,369	-	406,386	-	34,829,741
Capitalized interests	-	-	-	-	1,074,074	-	-	1,074,074
Depreciation	(23,360,994)	(36,646,717)	(26,493,558)	(17,016,861)	-	(8,141,332)	(1,718,025)	(113,377,487)
Conversion effect depreciation	(718,133)	(3,994,158)	(2,423)	(1,305,000)	-	(468,613)	-	(6,488,327)
Other increases (1)	23,557,010	29,409,437	16,693,132	4,180,146	7,508,257	1,945,690	569,833	83,863,505
Divestitures (cost)	(3,814,205)	(4,192,074)	(5,339,148)	(223,669)	-	(330,318)	(1,344,042)	(15,243,456)
Divestitures (depreciation)	3,804,220	4,117,283	5,339,143	217,341	-	326,374	1,344,042	15,148,403
Changes	18,990,327	57,489,396	4,983,207	(497,428)	54,387,513	2,100,999	2,291,560	139,745,574
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2021
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	-	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of March 31, 2022
Additions	-	-	-	-	28,293,661	-	-	28,293,661
Transfers	32,378,017	7,086,326	3,352,155	2,886,184	(51,732,489)	1,379,747	4,650,060	-
Conversion effect historic cost	(12,399,057)	(20,453,536)	(11,664,052)	(3,800,406)	(2,703,283)	(497,577)	(742,251)	(52,260,162)
Write-off (cost)	(1,451)	-	-	-	-	(131,095)	-	(132,546)
Write-off (depreciation)	1,451	-	-	-	-	131,095	-	132,546
Capitalized interests	-	-	-	-	246,929	-	-	246,929
Depreciation	(6,109,877)	(8,661,340)	(5,830,371)	(3,693,052)	-	(1,731,600)	(394,835)	(26,421,075)
Conversion effect depreciation	915,819	4,430,945	4,982,201	2,516,266	-	366,887	-	13,212,118
Other increases (1)	8,008,948	9,382,000	5,672,545	633,288	1,507,872	574,923	726,898	26,506,474
Divestitures (cost)	-	-	-	-	-	(1,234)	-	(1,234)
Divestitures (depreciation)	-	-	-	-	-	648	-	648
Changes	22,793,850	(8,215,605)	(3,487,522)	(1,457,720)	(24,387,310)	91,794	4,239,872	(10,422,641)
Book Value	561,016,468	306,582,151	74,900,689	44,694,209	170,894,740	27,107,072	26,643,484	1,211,838,813

As of March 31, 2022
Historic cost	818,780,549	686,724,736	192,005,895	147,601,159	170,894,740	84,508,612	43,020,337	2,143,536,028
Accumulated depreciation	(257,764,081)	(380,142,585)	(117,105,206)	(102,906,950)	-	(57,401,540)	(16,376,853)	(931,697,215)
Book Value	561,016,468	306,582,151	74,900,689	44,694,209	170,894,740	27,107,072	26,643,484	1,211,838,813

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The balance of the land at the end of each period is as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Land	274,550,326	275,540,602
Total	274,550,326	275,540,602

Capitalized interest as of March 31, 2022, amounted ThCh$ 246,929 (ThCh$ 292,544 as of March 31, 2021), using an annually capitalization rate of 3.29% (2.61% as of March 31, 2021).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of March 31, 2022, the Company maintained approximately 5,189 hectares of which 4,674 are for vines in production stage. Of the total hectares mentioned above, 4,344 correspond to own land and 330 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2021, the production in plant vines yield was approximately 57.7 million kilos of grapes (41.0 million kilos of grapes in 2020).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at March 31, 2022.

The depreciation for the year ended as of March 31, 2022 and 2021, recognized in net income and other assets is as follows:

	As of March 31, 2022	As of March 31, 2021
	ThCh$	ThCh$
Recognized in net income (*)	26,207,047	23,993,893
Recognized in other assets	214,028	276,118
Total	26,421,075	24,270,011

(*) Includes ThCh$ 498,974 (ThCh$ 295,779 as of March 31, 2021) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2021
Depreciation	-	(86,129)	(86,129)
Conversion effect (depreciation)	(82,337)	(32,513)	(114,850)
Conversion effect	-	2,845	2,845
Other increases (1)	1,502,451	541,355	2,043,806
Changes	1,420,114	425,558	1,845,672
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2021
Historic cost	7,113,560	3,346,699	10,460,259
Depreciation	-	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614

As of March 31, 2022
Depreciation	-	(19,558)	(19,558)
Conversion effect (depreciation)	(616,520)	(236,341)	(852,861)
Conversion effect	-	22,119	22,119
Other increases (1)	530,843	184,454	715,297
Changes	(85,677)	(49,326)	(135,003)
Book Value	7,027,883	2,388,728	9,416,611

As of March 31, 2022
Historic cost	7,027,883	3,294,812	10,322,695
Depreciation	-	(906,084)	(906,084)
Book Value	7,027,883	2,388,728	9,416,611

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 1,225 revenues during period 2022 (ThCh$ 616 as of March 31, 2021). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 25,952 for period 2022 (ThCh$ 14,050 as of March 31, 2021). In addition, the expenses associated with such investment properties amounted to ThCh$ 23,193 for the period ended as of March 31, 2022 (ThCh$ 17,749 as of March 31, 2021).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 13,167,538.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Interim Consolidated Financial Statements are detailed as follows:

	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	81,013,066	112,771,821	76,169,204	114,492,596
Bonds payable (1)	10,569,594	814,692,362	8,087,630	339,740,414
Derivative financial instruments (2)	3,989,380	-	411,954	-
Derivative hedge liabilities (2)	4,507,565	701,681	4,776,623	4,036,833
Deposits for return of bottles and containers	12,054,949	-	11,980,948	-
Total	112,134,554	928,165,864	101,426,359	458,269,843

(1) See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

The maturities and interest rates of these obligations are detailed as follows:

Current loans and financial obligations

As of March 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	1,449	4,420	5,869	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	2,208	6,864	9,072	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,000,388	1,000,388	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	40,853,557	-	40,853,557	At maturity	4.56
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,921,586	1,921,586	At maturity	5.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	-	2,031,161	2,031,161	At maturity	2.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	14,311	-	14,311	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	7,423	-	7,423	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	900,737	820,833	1,721,570	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	4,608	4,608	At maturity	3.95
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	USD	11,205,069	-	11,205,069	At maturity	3.64
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	16,131,040	16,131,040	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Galicia	Argentina	ARS	5,380	-	5,380	Diary	42.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,752	39,752	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,752	39,752	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,635	39,635	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,635	39,635	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,635	39,635	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,635	39,635	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,635	39,635	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,635	39,635	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,588	39,588	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,588	39,588	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,588	39,588	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,588	39,588	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,588	39,588	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,588	39,588	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	-	1,241,673	1,241,673	Diary	39.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	-	475,475	475,475	Diary	42.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	ARS	-	638,870	638,870	Diary	44.50
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	ARS	-	91,385	91,385	Diary	44.50
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	USD	-	241,239	241,239	At maturity	5.50
0-E	Finca La Celia S.A.	Argentina	0-E	Galicia	Argentina	USD	-	239,748	239,748	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Galicia	Argentina	USD	-	318,092	318,092	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,758	39,758	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	39,757	39,757	At maturity	4.25
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	64,061	-	64,061	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,460	-	36,460	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	25,918	388,329	414,247	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	7,803	787,980	795,783	At maturity	0.06
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,459	452,862	455,321	At maturity	0.06
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,459	452,862	455,321	At maturity	0.06
Total							53,129,294	27,883,772	81,013,066

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 03/23/2009	Chile	UF	-	5,828,687	5,828,687	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	1,110	383,967	385,077	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	50,357	527,498	577,855	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	56,890	504,937	561,827	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/S Regulation	Chile	USD	-	2,845,269	2,845,269	Semiannual	3.35
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	210,424	160,455	370,879	Semiannual	1.00
Total							318,781	10,250,813	10,569,594

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	1,421	4,264	5,685	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	2,177	6,530	8,707	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	8,182	8,182	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	639,083	639,083	At maturity	5.70
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,378,828	40,378,828	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,896,096	11,896,096	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,020,163	2,020,163	At maturity	2.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	6,313	6,313	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	3,422	3,422	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,664,071	1,664,071	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	28,566	-	28,566	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	326,560	16,000,000	16,326,560	At maturity	4.68
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	USD	-	255,163	255,163	At maturity	5.50
0-E	Finca La Celia S.A.	Argentina	0-E	Galicia	Argentina	USD	-	254,034	254,034	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	1,345,109	-	1,345,109	Daily	37.50
0-E	Finca La Celia S.A.	Argentina	0-E	Bbva	Argentina	ARS	537,105	-	537,105	Daily	38.00
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	ARS	246,587	-	246,587	Daily	38.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	39,084	-	39,084	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	68,671	-	68,671	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	21,498	416,277	437,775	Semiannual	5.95
Total							2,616,778	73,552,426	76,169,204

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 03/23/2009	Chile	UF	582,445	5,619,575	6,202,020	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	1,042,130	3,258	1,045,388	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	50,459	240,984	291,443	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	55,622	246,436	302,058	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	89,699	157,022	246,721	Semiannual	1.00
Total							1,820,355	6,267,275	8,087,630

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Non-current loans and financial obligations

As of March 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	12,353	13,218	31,246	56,817	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	19,734	22,103	62,361	104,198	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	89,992,000	-	-	89,992,000	At maturity	5.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,984	1,655,535	-	4,955,519	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,981,993	-	-	2,981,993	At maturity	3.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	944,805	1,259,740	1,678,747	3,883,292	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,924,251	3,899,001	974,750	7,798,002	Quarterly	5.00
Total							103,175,120	6,849,597	2,747,104	112,771,821

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 03/23/2009	Chile	UF	11.495.628	11.495.645	17.244.313	40.235.586	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	8.878	8.878	95.268.084	95.285.840	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	402.854	47.994.464	47.641.513	96.038.831	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06728/2018	Chile	UF	455.120	455.120	64.204.642	65.114.882	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/S Regulation	Chile	USD	-	-	469.950.780	469.950.780	Semiannual	3.35
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	427.880	47.638.563	-	48.066.443	Semiannual	1.00
Total							12.790.360	107.592.670	694.309.332	814.692.362

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	11,370	11,370	34,210	56,950	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	17,414	17,414	69,268	104,096	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	999,642	-	-	999,642	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	89,872,000	-	-	89,872,000	At maturity	5.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	3,299,984	1,651,429	-	4,951,413	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	2,986,511	-	2,986,511	At maturity	3.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,012,802	1,350,402	1,799,565	4,162,769	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,134,706	4,179,607	1,044,902	8,359,215	Quarterly	5.00
Total							101,347,918	10,196,733	2,947,945	114,492,596

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 03/23/2009	Chile	UF	11,228,960	11,228,960	19,656,626	42,114,546	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 03/28/2018	Chile	UF	8,690	8,690	93,059,342	93,076,722	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	403,668	46,891,278	46,588,059	93,883,005	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	444,974	444,974	62,771,570	63,661,518	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	418,726	46,585,897	-	47,004,623	Semiannual	1.00
Total							12,505,018	105,159,799	222,075,597	339,740,414

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H 4.27%

Bonds Serie J 2.89%

Bonds Serie L 1.21%

Bonds Serie M 0.87%

Bonds International 3.45%

Bonds Serie D 0.53%

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The terms and conditions of the main interest accruing obligations as of March 31, 2022, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of March 31, 2022, the Subsidiary and CCU were in compliance with the financial covenants.

b)	On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000 (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 13, 2021, the loan was fully paid.

c)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022
d)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

e)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[1] and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.	Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities, these latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of March 30, 2022, the Company was in compliance with the financial covenants.

Banco de Chile – Bank Loans

a)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 20, 2018, the loan was renewed maturing on July 19, 2018.

On July 19, 2018, the loan was renewed maturing on July 19, 2021.

On July 19, 2021, the loan was renewed maturing on July 19, 2022.

b)	On July 5, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110, at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on August 5, 2021.

c)	On December 17, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663, at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile – Bank Loans

a)	On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000 (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On June 18, 2021, the loan was fully paid.

b)	On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 16, 2021, the loan was fully paid.

c)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000, at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of March 31, 2022, the Subsidiary was in compliance with the financial covenants.

d)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

e)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.
b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of March 31, 2022, the Subsidiary was in compliance with the financial covenants.

f)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

The Company amortizes interest on a monthly basis and the principal amortization consists of a single payment at the end of the established maturity date.

Banco Itaú Corpbanca – Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (ThCh$ 9,294,740), at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 22, 2022, the loan was fully paid.

b)	On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itaú Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 21, 2021, the loan was fully paid.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

c)	On May 10, 2015, the subsidiary Cervecera Guayacán SpA. entered into a bank loan with Banco Itaú Corpbanca for a total of UF 3,067, at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on June 10, 2015.

On July 5, 2021, the loan was fully paid.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)	On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians, at a fixed interest rate, maturing on April 8, 2029.

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

c)	On May 5, 2020, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians, at a fixed interest rate and maturing on April 25, 2022.

The subsidiary amortizes quarterly interest and and capital amortization begins on November 1, 2020 in a quarterly basis.

On April 25, 2022, the loan was fully paid.

Banco Itaú – Bank loan

a)	On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80, at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

On February 20, 2021, the loan was fully paid.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022
B)	Bonds Payables

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[2] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.	Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of March 30, 2022, the Company was in compliance with the financial covenants.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity. These latter obligations are currently presented in a specific item and note.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[3] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022
h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflation risk associated to the interest rate to which Bond J is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of March 30, 2022, the Company was in compliance with the financial covenants.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million, maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of March 30, 2022, the Company was in compliance with the financial covenants.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Ma intain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of March 30, 2022, the Company was in compliance with the financial covenants.

Series International – CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of US$ 600,000,000, equivalent to ThCh$ 488,076,000, with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[6] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of cross currency swap contracts. See detail of the Company's hedging in Note 7 – Financial Instruments.

As of March 31, 2022, the subsidiary was in compliance with the financial covenants.

[6] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 22 Right of use assets and Lease liabilities

The Company has implemented IFRS 16 as of January 1, 2019. This means recognizing the right of use assets for the goods subject to operating lease contracts and a liability equivalent to the present value of the payment associated with the contract.

Considerations:

-	Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the item Right of use assets.

-	The Company mainly has warehouses, offices, vehicles and land leased contracts.

-	Interest rate used for the measurement of the financial liability: The Company determined the interest rate based on the currency and the term of the lease contracts. The average incremental borrowing interest rate applied to lease liabilities used is 3.17%.

-	Term of the contract: The Company evaluated the lease clauses, market conditions, costs related to the termination of the contract and early cancellation.

Other considerations:

1)	During the initial measurement of lease agreements, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747).

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.

3)	The Company analyzed the lease terms on a case-by-case basis, in those with an option to extend or terminate the lease.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	29,484,749	5,304,754	2,793,335	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,247,254)	(12,503,486)
Book Value	20,924,223	2,609,048	1,546,081	25,079,352
Additions	4,918,674	2,381,913	169,190	7,469,777
Conversion effect historic cost	(52,237)	(95,815)	7,663	(140,389)
Depreciation (*)	(4,592,069)	(2,382,409)	(508,915)	(7,483,393)
Conversion effect depreciation	37,941	49,777	(15,418)	72,300
Other increases (decreases) (1)	1,669,918	1,724,214	(55,796)	3,338,336
Derecognition of assets due to right of use	-	-	(545,706)	(545,706)
Depreciation of disposals of assets for right of use	-	-	545,706	545,706
Changes	1,982,227	1,677,680	(403,276)	3,256,631
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
As of January 1, 2022
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983

As of March 31, 2022
Additions	577,349	1,835,316	-	2,412,665
Conversion effect historic cost	(611,722)	(885,991)	99	(1,497,614)
Depreciation (*)	(1,178,484)	(474,658)	(70,352)	(1,723,494)
Conversion effect depreciation	351,722	502,082	1,318	855,122
Other increases (1)	780,162	361,924	52,725	1,194,811
Changes	(80,973)	1,338,673	(16,211)	1,241,489
Book Value	22,825,477	5,625,401	1,126,594	29,577,472
As of March 31, 2022
Historic cost	35,210,133	11,816,998	1,622,250	48,649,381
Accumulated depreciation	(12,384,656)	(6,191,597)	(495,656)	(19,071,909)
Book Value	22,825,477	5,625,401	1,126,594	29,577,472

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

(*) This amount includes ThCh$ 201,933 (ThCh$ 140,257 as of March 31, 2021) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	6,703,534	29,067,283	6,152,361	29,009,023
Total	6,703,534	29,067,283	6,152,361	29,009,023

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of March 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	55,307	121,817	177,124	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	112,794	344,319	457,113	Monthly	3.95
Subtotal							168,101	466,136	634,237
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	237,668	590,191	827,859	Monthly	4.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	27,414	82,242	109,656	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	772,821	2,217,128	2,989,949	Monthly	1.36
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	173,529	520,589	694,118	Monthly	3.87
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	56,105	151,429	207,534	Monthly	53.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	283,479	850,442	1,133,921	Monthly	10.13
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	26,565	79,695	106,260	Monthly	0.84
Subtotal (leases IFRS )							1,577,581	4,491,716	6,069,297
Total							1,745,682	4,957,852	6,703,534

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	45,224	134,363	179,587	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	261,210	783,630	1,044,840	Monthly
Subtotal							306,434	917,993	1,224,427
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	232,290	591,985	824,275	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,321	84,964	113,285	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	777,494	2,248,107	3,025,601	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	201,530	604,593	806,123	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	98,707	234,720	333,427	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	340,319	1,008,554	1,348,873	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,233	75,699	100,932	Monthly
Subtotal (leases IFRS )							1.703.894	4,848,622	6,552,516
Total							2,010,328	5,766,615	7,776,943

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	39,035	119,031	158,066	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	109,227	333,423	442,650	Monthly	3.95
Subtotal							148,262	452,454	600,716
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	252,247	413,615	665,862	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,985	89,956	119,941	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	651,005	1,876,663	2,527,668	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	163,500	490,494	653,994	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	42,018	116,631	158,649	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	331,849	995,551	1,327,400	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,294	70,837	98,131	Monthly	10.02
Subtotal (leases IFRS )							1,497,898	4,053,747	5,551,645
Total							1,646,160	4,506,201	6,152,361

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	44,628	132,494	177,122	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	255,151	765,452	1,020,603	Monthly
Subtotal							299,779	897,946	1,197,725
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	300,411	481,610	782,021	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	30,978	92,933	123,911	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	636,959	1,843,058	2,480,017	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	193,593	580,778	774,371	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	78,072	215,497	293,569	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	394,253	1,183,604	1,577,857	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,556	76,668	102,224	Monthly
Subtotal (leases IFRS )							1,659,822	4,474,148	6,133,970
Total							1,959,601	5,372,094	7,331,695

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Non-current lease liabilities

As of March 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	CCU and subsidiaries	Chile	97,030,000-7	Suppliers of PPE	Chile	UF	240,487	103,232	-	343,719	Monthly	2.14
90,413,000-1	CCU and subsidiaries	Chile	99,012,000-5	Suppliers of PPE	Chile	UF	963,482	1,033,634	16,766,632	18,763,748	Monthly	3.95
Subtotal							1,203,969	1,136,866	16,766,632	19,107,467
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	181,704	35,912	4,240	221,856	Monthly	4.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	27,414	-	-	27,414	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	4,052,474	1,050,395	271,622	5,374,491	Monthly	1.36
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	870,889	367,282	1,325,281	2,563,452	Monthly	3.87
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	165,274	-	-	165,274	Monthly	52.40
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,444,574	-	-	1,444,574	Monthly	10.14
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	124,261	38,494	-	162,755	Monthly	0.84
Subtotal (leases IFRS )							6,866,590	1,492,083	1,601,143	9,959,816
Total							8,070,559	2,628,949	18,367,775	29,067,283

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	259,837	107,602	-	367,439	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,089,680	2,089,680	21,854,563	26,033,923	Monthly
Subtotal							2,349,517	2,197,282	21,854,563	26,401,362
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	325,369	47,029	11,566	383,964	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,321	-	-	28,321	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	4,135,828	1,116,970	348,107	5,600,905	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,052,888	513,049	2,008,541	3,574,478	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	270,283	-	-	270,283	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,741,426	-	-	1,741,426	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	170,338	47,351	-	217,689	Monthly
Subtotal (leases IFRS )							7,724,453	1,724,399	2,368,214	11,817,066
Total							10,073,970	3,921,681	24,222,777	38,218,428

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	261,722	119,659	-	381,381	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	932,941	1,000,792	16,507,833	18,441,566	Monthly	3.95
Subtotal							1,194,663	1,120,451	16,507,833	18,822,947
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	277,646	-	-	277,646	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	59,971	-	-	59,971	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,337,057	925,258	278,559	4,540,874	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	998,760	447,091	1,461,761	2,907,612	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	217,856	-	-	217,856	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,994,342	-	-	1,994,342	Monthly	10.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Uruguay	UYU	144,630	43,145	-	187,775	Monthly	10.02
Subtotal (leases IFRS )							7.030.262	1,415,494	1,740,320	10,186,076
Total							8,224,925	2,535,945	18,248,153	29,009,023

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	283,368	125,536	-	408,904	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,041,204	2,041,204	21,602,745	25,685,153	Monthly
Subtotal							2,324,572	2,166,740	21,602,745	26,094,057
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	373,997	-	-	373,997	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	72,281	-	-	72,281	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,369,640	1,079,613	365,886	4,815,139	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,229,739	624,745	2,233,383	4,087,867	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	360,458	-	-	360,458	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	2,396,449	-	-	2,396,449	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	182.897	56.358	-	239.255	Monthly
Subtotal (leases IFRS )							7.985.461	1.760.716	2.599.269	12.345.446
Total							10.310.033	3.927.456	24.202.014	38.439.503

Below is the detail of future payments and the value of lease liabilities:

	As of March 31, 2022
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,010,328	264,646	1,745,682
3 months to 1 year	5,766,615	808,763	4,957,852
Over 1 year to 3 years	10,073,970	2,003,411	8,070,559
Over 3 years to 5 years	3,921,681	1,292,732	2,628,949
Over 5 years	24,222,777	5,855,002	18,367,775
Total	45,995,371	10,224,554	35,770,817

	As of December 31, 2021
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,959,601	313,441	1,646,160
3 months to 1 year	5,372,094	865,893	4,506,201
Over 1 year to 3 years	10,310,033	2,085,108	8,224,925
Over 3 years to 5 years	3,927,456	1,391,511	2,535,945
Over 5 years	24,202,014	5,953,861	18,248,153
Total	45,771,198	10,609,814	35,161,384

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

D) Reconciliation of liabilities arising from financing activities

	As of December 31, 2021	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of March 31, 2022
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	76,169,204	(1,841,185)	(611,181)	5,154,800	2,483,897	(801,150)	-	458,681	81,013,066
Bond payable	8,087,630	(2,879,881)	(2,381,248)	-	4,909,322	243,244	-	2,590,527	10,569,594
Lease liabilities	6,152,361	(2,147,457)	(247,618)	-	415,676	281,737	1,004,811	1,244,024	6,703,534
Total others financial liabilities current	90,409,195	(6,868,523)	(3,240,047)	5,154,800	7,808,895	(276,169)	1,004,811	4,293,232	98,286,194
Non-current
Bank borrowings	114,492,596	-	-	-	-	3,373	-	(1,724,148)	112,771,821
Bond payable	339,740,414	-	-	489,002,428	-	(11,459,953)	-	(2,590,527)	814,692,362
Lease liabilities	29,009,023	-	-	-	-	354,812	1,407,854	(1,704,406)	29,067,283
Total others financial liabilities non-current	483,242,033	-	-	489,002,428	-	(11,101,768)	1,407,854	(6,019,081)	956,531,466
Total Other financial liabilities	573,651,228	(6,868,523)	(3,240,047)	494,157,228	7,808,895	(11,377,937)	2,412,665	(1,725,849)	1,054,817,660

	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of March 31, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	37,754,705	(202,232)	(673,012)	1,472,928	1,271,191	291,468	-	1,496,231	41,411,279
Bond payable	7,691,023	(2,669,495)	(2,325,799)	-	1,593,901	80,204	-	2,822,666	7,192,500
Lease liabilities	4,934,639	(1,806,152)	(179,942)	-	334,714	25,975	596,371	1,093,880	4,999,485
Total others financial liabilities current	50,380,367	(4,677,879)	(3,178,753)	1,472,928	3,199,806	397,647	596,371	5,412,777	53,603,264
Non-current
Bank borrowings	88,151,400	-	-	-	-	151,870	-	(1,319,953)	86,983,317
Bond payable	324,725,456	-	-	-	-	3,622,900	-	(2,822,666)	325,525,690
Lease liabilities	27,200,272	-	-	-	-	284,887	961,854	(1,222,511)	27,224,502
Total others financial liabilities non-current	440,077,128	-	-	-	-	4,059,657	961,854	(5,365,130)	439,733,509
Total Other financial liabilities	490,457,495	(4,677,879)	(3,178,753)	1,472,928	3,199,806	4,457,304	1,558,225	47,647	493,336,773

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	421,998,319	-	438,852,587	-
Notes payable	240,090	27,754	1,118,474	29,457
Trade an other current payables	422,238,409	27,754	439,971,061	29,457
Withholdings payable	58,875,306	-	75,551,668	-
Trade accounts payable withholdings	58,875,306	-	75,551,668	-
Total	481,113,715	27,754	515,522,729	29,457

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	243,155	317,455	244,630	331,957
Others	2,094,189	120,528	2,300,343	119,122
Total	2,337,344	437,983	2,544,973	451,079

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2021	538,388	2,934,595	3,472,983
As of December 31, 2021
Incorporated	453,743	206,154	659,897
Used	(381,509)	(710,808)	(1,092,317)
Released	(21,000)	(25,415)	(46,415)
Conversion effect	(13,035)	14,939	1,904
Changes	38,199	(515,130)	(476,931)
As of December 31, 2021	576,587	2,419,465	2,996,052
As of March 31, 2022
Incorporated	97,761	-	97,761
Used	(55,595)	(206,154)	(261,749)
Conversion effect	(58,143)	1,406	(56,737)
Changes	(15,977)	(204,748)	(220,725)
As of March 31, 2022	560,610	2,214,717	2,775,327

(1)	See Note 35 - Contingencies and commitments.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The maturities of provisions as of March 31, 2022, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	243,155	2,094,189	2,337,345
Between two and five years	217,744	120,528	338,272
Over five years	99,711	-	99,711
Total	560,610	2,214,717	2,775,327

The maturities of provisions as of December 31, 2021, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	244,630	2,300,343	2,544,973
Between two and five years	221,962	119,122	341,084
Over five years	109,995	-	109,995
Total	576,587	2,419,465	2,996,052

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Recoverable tax previous year	17,125,083	2,114,087
Tax payments in advance	12,506,304	15,510,712
Benefits for tax losses	7,197,200	7,484,691
Other credits	1,075,941	953,366
Total	37,904,528	26,062,856

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Non-current tax receivables

Tax receivables are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Others (1)	2,671	3,094
Total	2,671	3,094

(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Tax payables are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Income tax	12,097,978	21,256,053
Monthly tax payment in advance	6,893,339	12,699,115
Tax under Article N° 21	12,329	66,617
Prior year taxes	15,989,526	-
Other	1,259,205	1,045,007
Total	36,252,377	35,066,792

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2021, 2020 and 2019, are detailed as follows:

	For the three-month periods ended as of March 31,
	2022	2021
	M$	M$
Income as per deferred tax related to the origin and reversal of temporary differences	(6,786,625)	(4,098,613)
Tax benefits (loss)	6,597,093	(656,367)
Total deferred tax expense	(189,532)	(4,754,980)
Current tax expense	(17,375,077)	(18,725,042)
Prior period adjustments	-	(51,511)
Total (expenses) income for current taxes	(17,375,077)	(18,776,553)
(Loss) Income from income tax	(17,564,609)	(23,531,533)

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the three-month periods ended as of March 31,
	2022	2021
	M$	M$
Net income from cash flow hedge	(744,836)	(302,763)
Actuarial gains and losses deriving from defined benefit plans	108,178	80,441
Charge to equity	(636,658)	(222,322)

Effective Rate

The Company’s income tax expense as of March 31, 2022 and 2021 represents 19.96% and 25.31%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the three-month periods ended as of March 31,
	2022		2021
	ThCh$	Tasa %	ThCh$	Tasa %
Income before taxes	87,970,639		92,976,771
Income tax using the statutory rate	(23,752,073)	27.00	(25,103,728)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	7,519,511	(8.55)	2,079,451	(2.24)
Derecognition of deferred tax assets not recoverable	(74,050)	0.08	(401,071)	0.43
Effect of tax rates in foreing subsidiaries	(1,257,997)	1.43	(54,674)	0.06
Prior year adjustments	-	-	(51,511)	0.06
Income tax, as reported	(17,564,609)	19.96	(23,531,533)	25.31

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,419,685	1,526,101
Other non-tax expenses	22,895,635	17,623,677
Benefits to staff	3,787,179	4,175,349
Inventory impairment provision	940,015	871,754
Severance indemnity	9,312,830	9,209,019
Inventory valuation	2,044,564	5,777,024
Intangibles	490,928	466,924
Other assets	11,318,107	27,381,615
Tax loss carryforwards	17,087,168	11,658,387
Subtotal by deferred tax assets	69,296,111	78,689,850
Deferred tax liabilities offset	(44,006,951)	(48,118,631)
Total assets from deferred taxes	25,289,160	30,571,219

Deferred taxes liabilities
Property, plant and equipment depreciation	89,298,155	88,073,083
Agricultural operation expenses	7,167,755	7,553,603
Manufacturing indirect activation costs	8,443,224	7,104,468
Intangibles	22,541,728	23,053,494
Land	26,559,342	27,899,218
Other liabilities	7,901,591	12,520,436
Subtotal by deferred tax liabilities	161,911,795	166,204,302
Deferred tax assets offset	(44,006,951)	(48,118,631)
Total liabilities from deferred taxes	117,904,844	118,085,671
Total	(92,615,681)	(87,514,452)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2021	(67,685,234)
Deferred taxes related to credited items (charged) directly to equity (1)	(22,236,159)
Deferred taxes from tax losses absorption	(7,485,845)
Deferred taxes for the year	11,287,917
Conversion effect	49,002
Deferred taxes in comprehensive income	(1,444,133)
Changes	(19,829,218)
As of December 31, 2021	(87,514,452)

As of January 1, 2022
Deferred taxes related to credited items (charged) directly to equity (1)	(9,460,321)
Deferred taxes for the period	(189,532)
Conversion effect	4,440,443
Deferred taxes in comprehensive income	108,178
Changes	(5,101,232)
As of March 31, 2022	(92,615,684)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

In Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

On December 21, 2019, the law No. 27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law No. 27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021.

On June 16, 2021, Law No. 27,630 was enacted, which again modifies the income tax rates for fiscal years beginning on or after January 1, 2021. The application of this new law did not have significant effects on these consolidated financial statements.

The companies will determine the amount of the tax using the following scale:

Net cumulative taxable income		Will pay ARS $	Plus % of	On the excess of ARS $
More than ARS $	To ARS $
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	From now on	14,750,000	35%	50,000,000

The withholding rate for dividend payments is maintained at 7%.

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of March 31, 2022 and December 31, 2021, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of March 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	27,559,428	-	49,699,243	-
Employment termination benefits	734,163	34,688,249	977,858	34,274,997
Total	28,293,591	34,688,249	50,677,101	34,274,997

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Vacation	14,755,018	16,934,429
Bonus and compensation	12,804,410	32,764,814
Total	27,559,428	49,699,243

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds.

The discount rate in Chile was 6.97% and in Argentina it was 61,.3% for the period ended March 31, 2022 and December 31, 2021).

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Current	734,163	977,858
Non-current	34,688,249	34,274,997
Total	35,422,412	35,252,855

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2021	41,643,938
Current cost of service	2,988,782
Interest cost	3,279,881
Actuarial (Gain) losses	(5,216,580)
Paid-up benefits	(6,210,075)
Past service cost	469,558
Conversion effect	105,928
Others	(1,808,577)
Changes	(6,391,083)
As of December 31, 2021	35,252,855
Current cost of service	818,992
Interest cost	795,981
Actuarial (Gain) losses	404,392
Paid-up benefits	(1,401,076)
Past service cost	110,661
Conversion effect	(400,164)
Others	(159,229)
Changes	169,557
As of March 31, 2022	35,422,412

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Current cost of service	818,992	817,491
Past service cost	110,661	334,966
Non-provided paid benefits	2,113,212	1,174,849
Other	155,135	115,692
Total expense recognized in Consolidated Interim Statement of Income	3,198,000	2,442,998

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of March 31, 2022	As of December 31, 2021	As of March 31, 2022	As of December 31, 2021

Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			6,97%	6,97%	61,23%	61,23%
Voluntary employee turnover rate			1,9%	1,9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5,3%	5,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3,7%	3,7%	52,10%	52,10%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,844,842	1,833,192
1% decrease in the Discount Rate (Loss)	(2,115,550)	(2,101,740)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Salaries	59,831,702	51,112,519
Employees’ short-term benefits	6,142,998	4,440,718
Total expenses for short-term employee benefits	65,974,700	55,553,237
Employments termination benefits	3,198,000	2,442,998
Other staff expense	12,181,237	9,820,473
Total (1)	81,353,937	67,816,708

(1) See Note 30 - Natures of cost and expense.

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Parent dividend provisioned according to policy	32,272,232	25,680,792
Outstanding parent dividends (1)	75,025,438	6,079,036
Subsidiaries dividends according to policy	15,559,029	11,327,951
Total dividends payable	122,856,699	43,087,779
Income received in advance	102,601	6,866
Others	404,591	421,985
Total	123,363,891	43,516,630
Current	123,363,891	43,516,630
Total	123,363,891	43,516,630

(1)	See Note 28 – Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of March 31, 2022 and December 31, 2021 the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of March 31, 2022 and December 31, 2021.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the three-month periods ended as of March 31,
	2022	2021
Equity holders of the controlling company (ThCh$)	64,544,464	64,383,871
Weighted average number of shares	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	174.68	174.24
Equity holders of the controlling company (ThCh$)	64,544,464	64,383,871
Weighted average number of shares	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	174.68	174.24

As of March 31, 2022 and December 31, 2021, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No. 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended March 31, 2022.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of March 31, 2022 and December 31, 2021, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
261	04-23-2021	Final	139.16548	2020
262	10-29-2021	Interim	200.0000	2021
263	12-03-2021	Eventual	447.0000	Retained earnings
264	04-28-2022	Final	200.0000	2021

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of a final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh $ 51,422,043 charged to 2020 profits. This dividend was paid on April 23, 2021.

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A., dated October 6, 2021, it was agreed, charged to the profits of the 2020 fiscal year, the distribution of an Interim Dividend No. 262 of $ 200 per share, ascending the total amount to distribute to ThCh$ 73,900,574. This dividend was paid on October 29, 2021.

At the Extraordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., dated November 24, 2021, the distribution of an Eventual Dividend No. 263 of $ 447 per share was approved, with a charge to retained earnings, raising the total amount to be distributed to ThCh$ 165,167,784. This dividend was paid on December 3, 2021.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 13, 2022, the shareholders approved the distribution of a final Dividend No. 264 of Ch$ 200 per share, for a total amount to be distributed of ThCh $ 73,900,574 charged against 2021’s Net income. This dividend was paid on April 28, 2022.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,758,650	(744,836)	2,013,814
Gains (losses) on exchange differences on translation (1)	(17,868,759)	-	(17,868,759)
Reserve of Actuarial gains and losses on defined benefit plans	(404,392)	108,178	(296,214)
Total comprehensive income As of March 31, 2022	(15,514,501)	(636,658)	(16,151,159)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	1,121,345	(302,763)	818,582
Gains (losses) on exchange differences on translation (1)	2,026,161	-	2,026,161
Reserve of Actuarial gains and losses on defined benefit plans	(297,930)	80,441	(217,489)
Total comprehensive income As of March 31, 2021	2,849,576	(222,322)	2,627,254

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of March 31, 2022:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,591,366)	-	-	(55,591,366)
Cash flow hedges	-	2,758,650	-	2,758,650
Gains (losses) from defined benefit plans	-	-	(404,392)	(404,392)
Deferred taxes	-	(744,836)	108,178	(636,658)
Inflation adjustment of subsidiaries in Argentina	37,722,607	-	-	37,722,607
Total changes in equity	(17,868,759)	2,013,814	(296,214)	(16,151,159)
Equity holders of the parent	(15,408,528)	1,874,753	(267,270)	(13,801,045)
Non-controlling interests	(2,460,231)	139,061	(28,944)	(2,350,114)
Total changes in equity	(17,868,759)	2,013,814	(296,214)	(16,151,159)

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

b)	As of March 31, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(20,109,425)			(20,109,425)
Cash flow hedges	-	1,121,345	-	1,121,345
Gains (losses) from defined benefit plans	-	-	(297,930)	(297,930)
Deferred taxes	-	(302,763)	80,441	(222,322)
Inflation adjustment of subsidiaries in Argentina	22,135,586	-	-	22,135,586
Total changes in equity	2,026,161	818,582	(217,489)	2,627,254
Equity holders of the parent	(480,436)	816,913	(180,648)	155,829
Non-controlling interests	2,506,597	1,669	(36,841)	2,471,425
Total changes in equity	2,026,161	818,582	(217,489)	2,627,254

c)	As of December 31, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	15,703,753			15,703,753
Cash flow hedges	-	2,168,254	-	2,168,254
Gains (losses) from defined benefit plans	-	-	5,216,580	5,216,580
Deferred taxes	-	(585,430)	(1,444,133)	(2,029,563)
Inflation adjustment of subsidiaries in Argentina	93,585,219	-	-	93,585,219
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243
Equity holders of the parent	102,229,659	1,812,733	3,580,153	107,622,545
Non-controlling interests	7,059,313	(229,909)	192,294	7,021,698
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of March 31, 2022, December 31, 2021 and March 31, 2021, it amounts to a negative reserve of ThCh$ 67,290,796, ThCh$ 51,745,399 and ThCh$ 154,455,494 respectively.

Hedge reserve: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in the state to income. As of March 31, 2022, December 31, 2021 and March 31, 2021 the amounts in the balance related to Hedging reserves are ThCh$ 6,985,359, ThCh$ 5,110,606 and ThCh$ 4,114,786, respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve is originated as of January 1, 2013, as a result of the application of IAS Amendment No. 19 and whose effect as of March 31, 2022, December 31, 2021 and March 31, 2021 is a negative reserve of ThCh$ 5,713,292, ThCh$ 5,446,022 and ThCh$ 9,206,823 respectively, net of deferred taxes.

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Other reserves: As of March 31, 2022, December 31, 2021 and March 31, 2021, the amount is a negative reserve of ThCh$ 35,038,228, ThCh$ 35,175,097 and ThCh$ 28,220,816. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones y Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	41,285,078	41,853,583
Bebidas del Paraguay S.A.	19,367,147	20,355,904
Aguas CCU-Nestlé Chile S.A.	28,453,907	27,202,887
Cervecería Kunstmann S.A.	8,862,172	8,291,359
Compañía Pisquera de Chile S.A.	6,535,373	6,322,425
Sáenz Briones & Cía. S.A.I.C. (2)	9,597	10,550
Distribuidora del Paraguay S.A.	4,303,666	4,549,059
Bebidas Bolivianas BBO S.A.	6,402,093	7,360,489
Other	1,958,381	1,950,815
Total	117,177,414	117,897,071

(1)	See Note 1 – General information, letter C, number (3).
(2)	See Note 1 – General information, letter C, number (4).

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

b.	Result

Result	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	2,540,216	2,983,219
Viña San Pedro Tarapacá S.A.	940,800	839,618
Cervecería Kunstmann S.A.	1,143,658	1,142,196
Compañía Pisquera de Chile S.A.	1,095,133	606,880
Sáenz Briones & Cía. S.A.I.C.	(759)	(76,798)
Distribuidora del Paraguay S.A.	87,366	(157,083)
Bebidas del Paraguay S.A.	515,118	(4,612)
Bebidas Bolivianas BBO S.A.	(471,354)	(294,722)
Other	11,388	22,669
Total	5,861,566	5,061,367

c.	The Summarized financial information of non-controlling interest is detailed as follows:

	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,366,395,401	1,271,667,358
Non-current assets	1,128,304,682	1,122,289,748
Current liabilities	767,966,672	695,152,024
Non-current liabilities	220,674,825	224,560,856

Dividends paid	-	12,191,624

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

Assets and Liabilities	As of March 31, 2022	As of December 31, 2021

	ThCh$	ThCh$
Assets and Liabilities
Current assets	221,088,121	218,573,041
Non-current assets	224,241,986	223,951,135
Current liabilities	106,583,547	97,431,197
Non-current liabilities	72,117,825	74,792,712

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Result	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Net sales	64,005,599	56,402,916
Net income of year	6,075,907	4,940,588

Viña San Pedro Tarapacá S.A. as of March 31, 2022 and 2021 has not made any dividend payments.

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Direct cost	301,245,895	223,699,090
Personnel expense (1)	81,353,937	67,816,708
Transportation and distribution	93,931,502	71,080,356
Advertising and promotion	23,404,579	33,841,180
Depreciation and amortization	29,230,951	26,798,423
Materials and maintenance	16,836,119	13,037,713
Energy	11,726,551	7,734,111
Leases	6,000,576	3,479,836
Other expenses	31,654,579	26,964,645
Total	595,384,689	474,452,062

(1)	See Note 26 - Employee benefits.

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 31 Other income by function

Other income by function is detailed as follows:

Other incomes by function	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Sales of property, plant and equipment	125,696	46,503
Rental income	122,726	19,540
Sale of glass	203,734	116,037
Claims recovery	14,283	154,454
Other (1)	348,154	4,225,043
Total	814,593	4,561,577

(1)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018. See Note 1 – General information, letter D).

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Results derivative contracts (1)	(8,977,546)	(1,181,111)
Marketable securities to fair value	(14,036)	140,183
Total	(8,991,582)	(1,040,928)

(1)	Under this concept there are ThCh$ 4,182,196 received (net) and ThCh$ 4,407,008 paid (net), as of March 31, 2022 and 2021, espectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the three-month periods ended as of March 31,
	2022	2021
	ThCh$	ThCh$
Finance income	6,348,294	3,352,770
Finance costs	(12,718,817)	(7,168,197)
Foreign currency exchange differences	1,594,225	(1,387,312)
Result as per adjustment units	(3,591,675)	67,942

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	742,082,429	265,568,125
CLP	185,522,846	174,214,608
USD	499,539,636	32,325,725
Euros	2,817,627	2,495,431
ARS	48,395,529	50,866,859
UYU	1,244,323	1,498,157
PYG	1,421,478	1,264,251
BOB	293,624	424,388
Others currencies	2,847,366	2,478,706
Other financial assets	14,137,987	23,851,496
CLP	668,722	4,951,009
USD	5,778,888	12,617,110
Euros	-	1,413,219
PYG	7,594,220	4,676,545
Others currencies	96,157	193,613
Other non-financial assets	29,874,922	29,330,418
CLP	16,522,107	18,165,719
UF	-	865,893
USD	937,232	2,007,542
Euros	309,634	250,923
ARS	11,708,884	7,767,165
UYU	79,901	62,771
PYG	240,022	91,262
BOB	77,142	119,143
Trade and other current receivables	333,712,709	372,995,729
CLP	200,880,131	237,176,084
UF	36,193	2,133,884
USD	41,997,586	38,729,972
Euros	9,725,757	10,590,738
ARS	66,645,864	67,465,436
UYU	4,322,136	5,243,169
PYG	6,498,057	7,912,325
BOB	1,420,474	1,527,637
Others currencies	2,186,511	2,216,484
Accounts receivable from related parties	6,757,563	5,307,264
CLP	6,451,856	5,048,047
UF	102,201	36,710
Euros	203,169	222,226
PYG	337	281
Inventories	406,541,973	353,427,061
CLP	338,021,603	275,580,687
ARS	54,971,260	61,172,359
UYU	3,043,153	3,001,911
PYG	7,723,303	10,178,822
BOB	2,782,654	3,493,282
Biological assets	9,985,060	12,546,705
CLP	6,946,098	10,664,235
ARS	3,038,962	1,882,470
Current tax assets	37,904,528	26,062,856
CLP	35,184,179	24,527,676
ARS	2,370,078	1,265,406
UYU	350,271	269,774
Non-current assets of disposal groups classified as held for sale	2,272,983	2,282,720
CLP	1,770,547	1,770,547
ARS	502,436	512,173
Total current assets	1,583,270,154	1,091,372,374

CLP	791,968,089	752,098,612
UF	138,394	3,036,487
USD	548,253,342	85,680,349
Euros	13,056,187	14,972,537
ARS	187,633,013	190,931,868
UYU	9,039,784	10,075,782
PYG	23,477,417	24,123,486
BOB	4,573,894	5,564,450
Others currencies	5,130,034	4,888,803
Total current assets by currencies	1,583,270,154	1,091,372,374

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Non-current assets
Other financial assets	38,434,275	31,252,095
UF	38,434,275	31,252,095
Trade and other non-current receivables	3,579,716	3,801,244
CLP	-	278,507
UF	2,168,322	1,892,587
ARS	1,282,627	1,485,900
PYG	128,767	144,250
Other non-financial assets	7,282,513	8,266,355
CLP	4,239,628	4,598,606
USD	194,305	208,483
ARS	2,821,626	3,443,466
UYU	12,316	-
PYG	14,638	15,800
Accounts receivable from related parties	42,506	104,197
CLP	42,506	42,506
UF	-	61,691
Investments accounted for using the equity method	136,104,358	138,114,480
CLP	12,338,964	11,940,978
USD	123,421,178	125,845,783
ARS	344,216	327,719
Intangible assets other than goodwill	150,440,863	151,943,693
CLP	83,436,714	83,780,136
ARS	52,206,130	53,325,198
UYU	4,315,891	4,270,840
PYG	4,244,527	3,873,161
BOB	6,237,601	6,694,358
Goodwill	129,563,387	131,172,835
CLP	77,023,447	77,023,977
ARS	34,119,742	34,781,464
UYU	4,147,746	4,066,703
PYG	5,122,122	5,491,823
BOB	9,150,330	9,808,868
Property, plant and equipment (net)	1,211,838,813	1,222,261,454
CLP	898,314,123	900,582,971
ARS	257,768,654	262,731,306
UYU	12,531,085	12,260,718
PYG	19,830,584	21,570,803
BOB	23,394,367	25,115,656
Investment property	9,416,611	9,551,614
CLP	3,471,936	3,478,999
ARS	5,944,675	6,072,615
Right of use assets	29,577,472	28,335,983
CLP	732,045	16,147,875
UF	24,481,958	7,158,877
USD	4,008,026	-
Euros	27,414	-
ARS	165,274	4,722,012
UYU	162,755	307,219
Deferred tax assets	25,289,160	30,571,219
CLP	21,793,035	29,421,681
USD	2,919,480	693,404
ARS	202,701	87,385
UYU	373,944	368,749
Current tax assets non-current	2,671	3,094
ARS	2,671	3,094
Total non-current assets	1,741,572,345	1,755,378,263

CLP	1,101,392,398	1,127,296,236
UF	65,084,555	40,365,250
USD	130,542,989	126,747,670
Euros	27,414	-
ARS	354,858,316	366,980,159
UYU	21,543,737	21,274,229
PYG	29,340,638	31,095,837
BOB	38,782,298	41,618,882
Total non-current assets by currencies	1,741,572,345	1,755,378,263

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of March 31, 2022		As of December 31, 2021
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	55,400,349	56,734,205	5,638,793	95,787,566
CLP	43,224,991	36,634,335	1,144,868	76,242,185
UF	322,438	7,416,828	1,823,953	6,278,069
USD	11,630,279	8,128,750	268,328	12,785,711
Euros	78,101	24,856	53,421	65,288
ARS	5,380	2,447,403	2,128,801	-
BOB	139,160	2,082,033	129,253	416,277
Others currencies	-	-	90,169	36
Current lease liabilities	1,745,682	4,957,852	1,646,160	4,506,201
CLP	237,667	590,191	252,247	413,615
UF	940,923	2,683,264	799,267	2,329,117
USD	457,008	1,371,031	495,349	1,486,045
Euros	27,414	82,242	29,985	89,956
ARS	56,105	151,429	42,018	116,631
UYU	26,565	79,695	27,294	70,837
Trade and other current payables	477,759,303	3,354,412	512,732,980	2,789,749
CLP	259,889,937	3,273,936	346,709,386	2,318,545
UF	40,104	-	-	-
USD	109,231,329	-	37,817,444	114,479
Euros	10,325,186	76,706	10,139,173	303,037
ARS	88,457,455	-	109,041,520	-
UYU	2,458,275	-	3,207,481	-
PYG	3,334,144	3,770	1,703,480	53,688
BOB	3,239,456	-	4,114,496	-
Others currencies	783,417	-	-	-
Accounts payable to related parties	29,304,465	-	26,208,319	-
CLP	9,118,509	-	6,065,029	-
USD	2,585,693	-	6,532,375	-
Euros	17,191,515	-	13,444,014	-
PYG	5,065	-	2,836	-
BOB	31,976	-	12,194	-
Others currencies	371,707	-	151,871	-
Other current provisions	243,155	2,094,189	450,784	2,094,189
CLP	142,176	2,094,189	340,100	2,094,189
ARS	100,979	-	110,684	-
Current tax liabilities	32,636,267	3,616,110	24,966,542	10,100,250
CLP	13,199,964	3,616,110	11,625,210	10,100,250
ARS	18,910,611	-	12,805,154	-
UYU	358,548	-	270,980	-
PYG	167,144	-	265,198	-
Provisions for employee benefits	22,847,451	5,446,140	46,514,137	4,162,964
CLP	13,009,368	5,446,140	31,845,397	4,162,964
ARS	8,292,320	-	13,285,500	-
UYU	672,797	-	561,556	-
PYG	356,948	-	460,306	-
BOB	516,018	-	361,378	-
Other non-financial liabilities	85,115,291	38,248,600	6,866	43,509,764
CLP	85,012,690	38,248,600	-	43,509,764
USD	5,927	-	6,866	-
ARS	96,674	-	-	-
Total current liabilities	705,051,963	114,451,508	618,164,581	162,950,683

CLP	423,835,302	89,903,501	397,982,237	138,841,512
UF	1,303,465	10,100,092	2,623,220	8,607,186
USD	123,910,236	9,499,781	45,120,362	14,386,235
Euros	27,622,216	183,804	23,666,593	458,281
ARS	115,919,524	2,598,832	137,413,677	116,631
UYU	3,516,185	79,695	4,067,311	70,837
PYG	3,863,301	3,770	2,431,820	53,688
BOB	3,926,610	2,082,033	4,617,321	416,277
Others currencies	1,155,124	-	242,040	36
Total current liabilities by currency	705,051,963	114,451,508	618,164,581	162,950,683

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of March 31, 2022			As of December 31, 2021
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	116,611,425	114,498,003	697,056,436	114,736,586	118,509,715	225,023,542
CLP	99,273,976	1,655,535	-	97,171,626	4,637,940	-
UF	12,822,447	107,627,991	224,452,159	12,533,802	105,188,583	222,179,075
USD	645,946	55,736	469,950,780	747,267	2,201,157	-
Euros	-	-	-	136,383	952,026	-
BOB	3,869,056	5,158,741	2,653,497	4,147,508	5,530,009	2,844,467
Non-current lease liabilities	8,070,559	2,628,949	18,367,775	8,224,925	2,535,945	18,248,153
CLP	181,703	35,912	4,240	277,646	-	-
UF	5,256,444	2,187,261	17,038,254	4,531,720	2,045,709	16,786,392
USD	2,315,463	367,282	1,325,281	2,993,102	447,091	1,461,761
Euros	27,414	-	-	59,971	-	-
ARS	165,274	-	-	217,856	-	-
UYU	124,261	38,494	-	144,630	43,145	-
Trade and other non-current payables	19,333	8,421	-	19,333	10,124	-
CLP	19,333	-	-	19,333	-	-
UF	-	8,421	-	-	10,124	-
Other non- current provisions	135,169	203,103	99,711	133,291	207,794	109,994
ARS	-	203,103	99,711	-	207,794	109,994
UYU	135,169	-	-	133,291	-	-
Deferred tax liabilities	33,534,172	13,587,936	70,782,736	34,182,696	13,619,993	70,282,982
CLP	26,742,989	9,060,481	44,340,155	28,097,076	9,562,912	45,514,148
ARS	6,783,683	4,522,455	23,631,731	6,077,525	4,051,684	21,810,152
UYU	-	-	779,049	-	-	777,325
PYG	7,500	5,000	450,981	8,095	5,397	486,768
BOB	-	-	1,580,820	-	-	1,694,589
Provisions employee benefits	8,439	-	34,679,810	8,888	-	34,266,109
CLP	-	-	32,519,179	-	-	32,099,446
ARS	-	-	2,160,631	-	-	2,166,663
BOB	8,439	-	-	8,888	-	-
Total non-current liabilities	158,379,097	130,926,412	820,986,468	157,305,719	134,883,571	347,930,780

CLP	126,218,001	10,751,928	76,863,574	125,565,681	14,200,852	77,613,594
UF	18,078,891	109,823,673	241,490,413	17,065,522	107,244,416	238,965,467
USD	2,961,409	423,018	471,276,061	3,740,369	2,648,248	1,461,761
Euros	27,414	-	-	196,354	952,026	-
ARS	6,948,957	4,725,558	25,892,073	6,295,381	4,259,478	24,086,809
UYU	259,430	38,494	779,049	277,921	43,145	777,325
PYG	7,500	5,000	450,981	8,095	5,397	486,768
BOB	3,877,495	5,158,741	4,234,317	4,156,396	5,530,009	4,539,056
Total non-current liabilities by currency	158,379,097	130,926,412	820,986,468	157,305,719	134,883,571	347,930,780

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of March 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Within 1 year	58,457,906	67,601,086
Between 1 and 5 years	95,891,162	92,254,016
Over 5 years	19,857	-
Total	154,368,925	159,855,102

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of March 31, 2022 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	204,128,833	-
Between 1 and 5 years	911,605,735	40,724,495
Over 5 years	67,982,975	-
Total	1,183,717,543	40,724,495

Capital investment commitments

As of March 31, 2022, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 100,524,053.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Transportes CCU Ltda.	Court of Appeal	Unjustified dismissal	Pending nullity appeal	ThCh$ 28,264
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court	Laboral trial	First instance sentence	US$ 18,000 (ThCh$ 14,183)
Compañía Industrial Cervecera S.A. (CICSA)	Administrative Courts	Administrative claims of several municipalities for advertising and publicity fees.	Proceeding in administrative or judicial stage	US$ 128,000 (ThCh$ 100,861)
Sáenz Briones & Cía. S.A.I.C.	Labur Court	Laboral trial	Evidentiary stage	US$ 70,000 (ThCh$ 55,159)
Bebidas Bolivianas BBO S.A.	Penal Court	Misappropriation and breach of trust.	Request for consiliation in accordance with procedure	US$ 52,373 (ThCh$ 41,269)
Bebidas Bolivianas BBO S.A.	Penal Court	Aggravated theft	Challenging an unfavorable report	US$ 166,776 (ThCh$ 131,416)
Bebidas del Paraguay S.A.	Labur Court	Laboral trial	Cosing period evidentiary report	US$ 23,660 (ThCh$ 18,644)
Bebidas del Paraguay S.A.	Labur Court	Laboral trial	The claim was contested and the statute of limitations exception was opposed	US$ 16,334 (ThCh$ 12,871)
Distribuidora del Paraguay S.A.	Labur Court	Laboral trial	The claim was contested and the statute of limitations exception was opposed	US$ 62,746 (ThCh$ 49,443)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 560,610 and ThCh$ 576,587 as of March 31, 2022 and December 31, 2021, respectively (See Note 24 – Other provisions).

Tax processes

At the date of issue of these interim consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 – Income Tax.

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Guarantees

As of March 31, 2022, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Investments II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2022
Banco Colpatria	US$ 4,000,000	July 21, 2022
Banco Colpatria	US$ 13,500,000	August 1, 2022

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 21, 2021

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh $ 16,000,000, maturing on July 27, 2022.
F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2022

Note 36 Subsequent Events

a)	On April 6, 2022, a Series P Bond, bearer and dematerialized, was placed for a total amount of UF 2,000,000, with an annual interest rate of 3.5%, payable semi-annually for a term of 10 years, and payment of principal in one installment Ataturity on March 15, 2032.

b)	At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., held on April 13, 2022, the shareholders ratified the resolution adopted at the Ordinary Board of Directors' Meeting (See Note 28 - Equity attributable to owners of the Controller) to distribute final dividend No. 264 for ThCh$ 73,900,574, which corresponds to Ch$ 200 per share. This dividend was paid as of April 28, 2022.

c)	At the Ordinary Shareholders' Meeting of the subsidiary Viña San Pedro Tarapacá S.A., held on April 13, 2022, the Company approved the distribution of final dividend No. 27 for ThCh$ 17,926,409, corresponding to 80% of the distributable net income for the year ended December 31, 2021, which implies a distribution per share of Ch$ 0.44850. This dividend was paid as of April 28, 2022.

d)	On April 28, 2022, CCU's subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A., which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). We note that (i) the Transaction included share purchases and a capital contribution for an aggregate amount of US $28.8 million, subject to usual adjustments for cash and debt in operations of this nature; (ii) the share purchase agreements as well as the capital contribution are paid with funds generated by the operation of CCU-A; and (iii) the shareholders' agreements contemplate, among others, put and call option mechanisms between shareholders, corporate governance clauses, and other clauses that are customary for this type of agreements.

e)	The Interim Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on May 4, 2022.

f)	There are no others subsequent events between the closing date and the filing date of these Financial Statements (December 31, 2021) that could significantly affect their interpretation.

F-126

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 12, 2022